SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMMARY

I FINANCIAL INFORMATION FROM SUBSIDIARIES
II FINANCIAL ANALYSIS FROM SUBSIDIARIES

The Investors Report - Annexes I, II and III can be found at excel on our website: www.eletrobras.com.br/ri. Annex III will be available soon.

Contact RI:
ombudsman-ri@eletrobras.com | www.eletrobras.com.br/ri | +55 (21) 2514-6333

Conference Call in Portuguese
March 22, 2021
12:00 (Brasília)
11:00 a.m. (New York)
03:00 p.m. (London)
Phones: (11) 3137-8037

Conference Call in English
March 22, 2021
12:00 (Brasília)
11:00 a.m. (New York)
03:00 p.m. (London)
Phones: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF THE REPORT TO INVESTORS:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

ASSETS 12/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Cash and Cash Equivalents	277,448	58,548	10,674	1,145	182	9,051	68,999
Accounts Receivable, net	1,414,966	1,963,986	535,413	709,868	0	319,724	635,951
Financing and Loans - principal	0	0	0	0	0	0	0
Financing and Loans - charges	0	0	0	0	0	0	0
Marketable Securities	961,965	2,079,294	1,286,868	1,239,589	92,442	378,424	260,725
Dividends Receivable	71,278	27,108	4,153	38,207	7,108	0	0
Deferred Fiscal Assets (Tax and Contributions)	0	64,938	8,924	0	3,613	19,949	0
Income Tax and Social Contribution	248,748	195,190	5,512	165,454	113	13,618	51,882
Derivative Financial Instruments	0	0	0	317,443	0	0	0
Reimbursement Rights	0	0	4,684	0	0	0	0
Guarantees and Linked Deposits	0	34,375	49,121	0	0	0	21,398
Inventory	42,843	85,065	55,704	83,482	0	183,306	59,286
Contractual Assets	4,561,167	321,685	240,141	759,805	0	0	227,735
Nuclear Fuel Inventory	0	0	0	0	0	428,340	0
Financial Assets	0	2,786,814	572,414	906,143	0	0	0
Hydrological risk	0	0	2,007	0	0	0	1,125
Others	317,847	583,408	127,252	375,602	79	130,568	78,138
TOTAL CURRENT ASSETS	7,896,262	8,200,411	2,902,867	4,596,737	103,538	1,482,980	1,405,239

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	272,583	0	277	0	0	0	1,061,622
Financing and Loans - principal	0	0	0	0	0	0	0
Marketable Securities	0	210	39	103	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	0	203,519	208	282,503	0	0	0
Income Tax and Social Contribution	0	145,987	1,640,404	223,246	0	0	291
Derivative Financial Instruments	0	0	0	310,100	0	0	0
Reimbursement Rights	0	0	0	0	0	0	0
Guarantees and Linked Deposits	897,994	488,241	300,659	242,223	0	68,222	78,631
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	1,264,780	0
Contractual Assets	17,483,202	5,340,904	2,437,315	4,274,959	0	0	0
Financial Assets	1,367,475	6,269,141	1,524,369	3,924,150	0	0	0
Advance for equity participation	1,541	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0
Hydrological risk	0	0	14,551	0	0	0	0
Others	151,598	121,796	219,565	258,443	0	1,755,116	363,697
TOTAL LONG-TERM ASSETS	20,174,393	13,057,620	6,137,387	9,515,727	0	3,088,118	1,504,241

INVESTMENTS	5,633,921	5,310,677	2,254,800	4,812,908	144,897	0	0

FIXED ASSETS, NET	6,702,079	2,083,004	2,758,213	5,462,897	6	13,018,163	2,550,573

INTANGIBLE ASSETS	331,066	117,357	74,304	121,548	2	92,374	5,868

TOTAL NON-CURRENT ASSETS	32,841,459	20,568,658	11,224,704	19,913,080	144,905	16,198,655	4,060,682

TOTAL ASSETS	40,737,721	28,769,069	14,127,571	24,509,817	248,443	17,681,635	5,465,921
The values in this Annex 1 were audited in their accumulated balances considering the 12 months of 2020 and 2019 due to the restatement of the Financial Statements. Thus, the values for 4Q20 and 4Q19, in Annex 2, are being presented managerially and will have their mid-term reviews issued when the Quarterly Information is released throughout 2021.

1

ASSETS 12/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	72,607	118,001	33,437	4,098	23	8,706	13,981	66,252
Accounts Receivable, net	1,145,914	1,359,889	273,542	822,721	0	391,797	159,344	721,489
Financing and Loans - Principal	84	0	0	352,336	0	0	0	0
Financing and Loans - Charges	0	0	0	0	0	0	0	0
Marketable Securities	684,930	1,089,603	818,124	434,554	87,140	103,486	43,841	377,555
Dividends Receivable	108,294	15,853	8,065	0	1,408	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	0	42,518	3,995	0	2,156	20,883	2,262	245,702
Income Tax and Social Contribution	0	790,760	22,933	313,207	61	13,149	0	0
Derivative Financial Instruments	0	0	0	140,405	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	48,458	0
Guarantees and Linked Deposits	0	34,897	669	0	0	0	0	26,188
Inventory	34,785	77,793	34,263	115,287	0	102,233	20,864	86,327
Contractual Assets	3,977,495	547,143	108,045	413,418	0	0	0	41,543
Nuclear Fuel Inventory	0	0	0	0	0	538,827	0	0
Financial Assets	0	1,543,753	201,325	990,630	0	0	0	0
Hydrological risk	10,458	0	2,007	0	0	0	0	1,125
Others	307,172	724,936	91,200	197,416	82	63,830	4,209	281,233
TOTAL CURRENT ASSETS	6,341,739	6,345,146	1,597,605	3,784,071	90,871	1,242,911	292,959	1,847,414

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	266,852	0	0	0	0	9,187	0	276,164
Financing and Loans - principal	0	0	0	2,767,013	0	0	0	0
Marketable Securities	0	32,333	39	98	0	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	0	198,689	757	2,231,396	0	0	0	278
Income Tax and Social Contribution	0	0	0	191,627	0	0	0	21,006
Derivative Financial Instruments	0	0	0	151,315	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	849,362	704,469	293,567	662,228	0	72,312	55,551	85,352
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0	840,550	0	0
Contractual Assets	17,119,966	5,773,109	1,949,739	4,121,998	0	0	0	131,325
Financial Asset	1,329,674	7,359,784	1,679,071	3,631,604	0	0	0	0
Advance for equity participation	1,541	66,200	113,515	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	0	0	16,558	0	0	0	0	0
Others	153,617	20,503	37,430	438,645	0	1,223,682	202,205	0
TOTAL LONG-TERM ASSETS	19,721,012	14,642,909	4,090,676	14,195,924	0	2,145,731	290,469	514,125

INVESTMENTS	6,394,436	5,134,818	2,063,039	4,970,149	141,545	0	0	0

FIXED ASSETS, NET	6,267,617	1,944,709	2,462,701	5,933,726	10	12,577,194	1,182,729	2,826,404

INTANGIBLE ASSETS	289,130	142,506	91,305	169,855	2	98,564	1,614	5,868

TOTAL NON-CURRENT ASSETS	32,672,195	21,864,942	8,707,721	25,269,654	141,557	14,821,489	1,474,812	3,346,397

TOTAL ASSETS	39,013,934	28,210,088	10,305,326	29,053,726	232,428	16,064,400	1,767,771	5,193,811
The values in this Annex 1 were audited in their accumulated balances considering the 12 months of 2020 and 2019 due to the restatement of the Financial Statements. Thus, the values for 4Q20 and 4Q19, in Annex 2, are being presented managerially and will have their mid-term reviews issued when the Quarterly Information is released throughout 2021.

2

LIABILITIES 12/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Suppliers	694,885	345,200	491,914	453,286	0	1,180,289	161,102
Financing and Loans - principal	1,460,488	195,103	532,289	1,229,758	0	321,175	495,376
Financing and Loans - charges	62,404	32,930	2,571	31,048	0	22,863	104,574
Debentures	3,022	11,224	17,686	45,649	0	0	0
Tax and Social Contributions	160,318	151,912	21,178	12,438	1,615	96,721	414,428
Current Income Tax and Social Contribution	0	0	8,574	0	0	72	310,789
Derivative financial instruments	0	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	244,852	0
Advance from clients	0	0	0	74,075	0	0	0
Shareholders' Compensation	510,719	1,807,003	471,427	1,411,558	9,703	0	0
Estimated Obligations	278,800	352,472	145,010	370,995	367	86,497	52,663
Provisions for Litigations	0	0	0	389,783	0	0	0
Post-Employment Benefits (Pension Plan Payments)	12,640	149,177	26,291	0	0	4,101	0
Leasing (principal)	17,596	33	9,513	7,874	0	22,459	167,126
Leasing (charges)	(10,484)	0	(4,193)	(198)	0	0	0
Provisions for Onerous Contracts	0	0	0	40,196	0	0	0
Concessions payable - Use of public property	1,778	0	3,084	0	0	0	0
Regulatory fees	82,167	73,516	73,438	286,190	0	15,576	55,958
Others	68,513	99,282	108,323	1,304,315	22,665	1,201	239,878
TOTAL CURRENT LIABILITIES	3,342,846	3,217,852	1,907,105	5,656,966	34,350	1,995,806	2,001,894

NON-CURRENT
Suppliers	0	0	110,050	0	0	0	0
Financing and Loans - principal	4,860,258	875,548	2,158,817	1,071,908	0	7,267,733	1,630,209
Debentures	1,258,446	137,991	401,350	708,333	0	0	500,000
Tax and Social Contributions	181,967	0	0	0	0	212	0
Income Tax and Social Contribution	3,044,121	0	0	0	10,411	0	0
Deferred Income Tax and Social Contribution	0	0	0	0	0	0	0
Derivative financial instruments	0	0	0	10,014	0	0	0
Reimbursement Obligations	0	0	0	0	0	22,259	0
Advance from clients	0	0	0	290,870	0	0	0
Estimated Obligations	47,085	57,506	10,241	0	0	8,888	0
Provisions for Litigations	2,037,964	3,592,441	630,087	397,864	0	244,718	678,043
Provision for uncovered liability on invested companies	0	0	0	3,848	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,012,098	3,522,069	608,237	102,028	0	519,997	18,769
Leasing (principal)	214,676	2,034	64,419	0	0	9,539	571,015
Leasing (charges)	(49,764)	0	(24,379)	0	0	0	0
Provision for Onerous Contracts	225,727	100,478	83,550	59,306	0	0	0
Concessions payable - Use of public property	33,558	0	32,396	0	0	0	0
Regulatory fees	254,456	489,939	47	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,040,011	0
Advances for future capital Increase	68,987	0	90,782	0	0	1,070,064	0
Others	377,075	432,656	235,189	1,188,599	0	0	0
TOTAL NON-CURRENT LIABILITIES	13,566,654	9,210,662	4,400,786	3,832,770	10,411	12,183,421	3,398,036

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	118,055	8,493,036	497,946
Capital reserves	5,053,045	4,916,199	0	0	0	0	0
Profit Reserves	14,119,110	5,403,347	1,255,195	3,738,304	60,433	0	0
Additional Dividend Purposed	706,536	0	0	0	9,251	0	0
Accumulated profit/loss	0	0	0	0	0	(4,109,009)	(440,816)
Other Comprehensive Income	(2,583,283)	(3,754,472)	(184,450)	(294,486)	15,942	(881,619)	8,861
Minority shareholdings	1,659	21,528	(18,651)	0	0	0	0

TOTAL EQUITY	23,828,221	16,340,555	7,819,680	15,020,081	203,680	3,502,408	65,991

TOTAL LIABILITIES AND EQUITY	40,737,721	28,769,069	14,127,571	24,509,817	248,442	17,681,635	5,465,921
The values in this Annex 1 were audited in their accumulated balances considering the 12 months of 2020 and 2019 due to the restatement of the Financial Statements. Thus, the values for 4Q20 and 4Q19, in Annex 2, are being presented managerially and will have their mid-term reviews issued when the Quarterly Information is released throughout 2021.

3

LIABILITIES 12/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	553,318	423,773	29,803	278,715	0	843,466	284,754	421,775
Financing and Loans - principal	1,571,517	189,986	429,682	405,568	0	768,565	13,230	295,322
Financing and Loans - charges	57,913	28,294	3,872	18,099	0	24,530	0	31,316
Debentures	543	10,923	16,682	17,220	0	0	0	0
Tax and Social Contributions	169,020	132,088	32,266	78,548	224	82,354	156,489	686,364
Current Income Tax and Social Contribution	220,035	716,136	92,309	126,275	313	0	0	130,701
Derivative financial instruments	0	0	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	69,431	0	0	0	0
Shareholders' Compensation	763,284	1,175,647	40,714	1,412,820	0	0	110,774	0
Estimated Obligations	228,852	326,117	115,646	336,945	436	141,604	19,414	15,137
Provisions for Litigations	0	16,903	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	11,447	120,649	10,629	0	0	3,656	517	0
Leasing - principal	15,709	30	11,276	18,189	0	24,338	0	159,377
Leasing - charges	(11,205)	0	(4,415)	(1,389)	0	0	0	0
Provisions for Onerous Contracts	0	0	0	3,913	0	0	0	0
Concessions payable - Use of public property	1,710	0	2,749	0	0	0	0	0
Regulatory fees	90,242	153,743	41,285	267,244	0	29,672	1,400	44,025
Others	45,851	101,402	55,444	1,197,290	19,870	(958)	45,623	37,211
TOTAL CURRENT LIABILITIES	3,718,236	3,395,691	877,942	4,228,868	20,843	1,917,227	632,201	1,821,228

NON-CURRENT
Suppliers	1,588	0	0	0	0	0	16,555	0
Financing and Loans - principal	6,089,622	964,539	2,031,341	2,677,728	0	7,956,133	397,594	2,131,638
Debentures	450,000	139,399	99,792	180,491	0	0	0	0
Tax and Social Contributions	174,978	34,653	0	0	0	1,308	0	0
Income Tax and Social Contribution	2,740,316	412,342	349,174	0	11,846	0	0	0
Deferred Income Tax and Social Contribution	0	0	0	1,596,808	0	0	0	0
Derivative financial instruments	0	0	0	5,000	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	369,262	0	0	0	0
Estimated Obligations	86,311	113,048	14,011	10,591	0	18,298	0	0
Provisions for Litigations	1,538,908	3,114,875	307,228	1,205,893	0	234,165	250,222	639,476
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,682,336	1,621,816	429,826	54,118	0	73,807	124,897	16,776
Leasing - principal	198,340	2,066	69,046	9,374	0	31,998	0	703,916
Leasing - charges	(55,763)	0	(27,003)	(197)	0	0	0	0
Provision for Onerous Contracts	222,881	43,209	0	95,844	0	0	0	0
Concessions payable - Use of public property	33,817	0	34,738	0	0	0	0	0
Regulatory fees	294,180	436,066	57	0	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,129,379	0	0
Advances for future capital Increase	67,684	0	0	0	23,329	700,000	12,763	0
Others	151,508	221,331	103,910	1,291,072	0	0	0	0
TOTAL NON-CURRENT LIABILITIES	13,676,706	7,103,344	3,412,120	7,495,984	35,174	12,145,088	802,031	3,491,806

EQUITY	6,531,154	9,753,953	4,359,226	11,576,263	118,055	6,607,258	744,924	497,946
Capital Stock	5,053,045	4,916,199	0	0	0	0	0	0
Capital Reserves	12,703,349	4,691,108	1,821,032	6,318,387	35,173	0	0	0
Profit Reserves	377,314	0	122,141	0	0	0	0	0
Additional Dividend Purposes	60,165	411,347	0	(368,004)	0	(4,217,626)	(242,369)	(629,726)
Accumulated Profit/Losses	(3,107,215)	(2,082,217)	(272,091)	(197,772)	23,181	(387,547)	(169,016)	12,557
Other Comprehensive Income	1,180	20,663	(15,044)	0	0	0	0	0
Minority shareholdings
	21,618,992	17,711,053	6,015,264	17,328,874	176,408	2,002,085	333,539	(119,223)
TOTAL EQUITY
	39,013,934	28,210,088	10,305,326	29,053,726	232,426	16,064,400	1,767,771	5,193,811
TOTAL LIABILITIES AND EQUITY
The values in this Annex 1 were audited in their accumulated balances considering the 12 months of 2020 and 2019 due to the restatement of the Financial Statements. Thus, the values for 4Q20 and 4Q19, in Annex 2, are being presented managerially and will have their mid-term reviews issued when the Quarterly Information is released throughout 2021.

4

STATEMENT OF INCOME 12/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT
Operating Revenues	10,864,731	6,656,096	2,709,114	5,948,277	245	3,035,846	3,138,880

Electric Energy Supply (sell) - Generation	2,667,881	242,446	1,323,344	2,369,143	0	3,459,334	4,137,066
Electric Energy Supply - Generation	1,186,892	585,719	0	888,888	0	0	0
Short Term Electric Energy - Generation	224,935	615,877	55,465	209,855	0	0	51,455
Revenue from Operation and Maintenance - Renewed Lines - Generation	1,414,059	2,534,829	0	33,521	0	0	0
Revenue from Construction of Plants - Generation	37,800	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,757,345	1,200,829	669,051	733,641	0	0	0
Revenue from Operation and Maintenance - Transmission	150,754	434,239	221,684	247,133	0	0	25,941
RBSE Income	0	0	0	0	0	0	0
Revenue from Construction of Plants - Transmission	253,938	326,476	125,917	75,908	0	0	(4,015)
Financial – Return on Investment - Transmission	2,762,823	1,439,841	606,620	1,159,919	0	0	72,825
Other Revenues	92,716	71,475	60,949	429,704	245	280	0

Deductions to Operating Revenues	(1,788,595)	(1,272,164)	(353,916)	(1,170,280)	0	(423,768)	(1,144,872)

Operating Costs	(3,660,558)	(2,226,493)	(1,989,054)	(2,088,535)	0	(1,800,097)	(1,837,930)

Personnel, Supplies and Services	(895,337)	(434,766)	(558,756)	(596,968)	0	(557,474)	(217,988)
Consensual Dismissal Plan (PDC)	0	0	0	0	0	(3,150)	(199)
Energy Purchased for Resale	(1,062,279)	(355,478)	(596,505)	(313,140)	0	0	(201,676)
Charges upon use of eletricity network	(712,706)	(807,515)	(50,895)	(649,625)	0	(179,910)	(78,846)
Construction	(291,557)	(527,930)	(144,303)	(82,772)	0	0	(22)
Electric Energy production cost	(418,662)	0	(60,131)	(1,764)	0	(445,273)	(1,166,305)
Depreciation and Amortization	(280,017)	(92,116)	(207,095)	(392,572)	0	(575,964)	(149,241)
Operating Provisions	0	0	(350,808)	0	0	0	0
Others	0	(8,688)	(20,561)	(51,694)	0	(38,326)	(23,653)

Operating Expenses	(2,656,080)	(2,089,395)	(1,058,924)	(1,132,843)	17,610	(491,339)	(515,798)

Personnel, Supplies and Services	(753,306)	(936,737)	(162,876)	(717,628)	(4,691)	(369,673)	(61,435)
Consensual Dismissal Plan (PDC)	(535)	0	(113)	(6,825)	0	22,723	(1,938)
Donations and Contributions	(20,386)	(13,809)	(2,105)	(24,220)	0	(723)	(991)
Depreciation and Amortization	0	(54,585)	(36,628)	(30,356)	(3)	(31,093)	(386)
Operating Provisions	(703,725)	(928,127)	(855,886)	(274,261)	23,327	1,037	(443,136)
Others	(1,178,128)	(156,137)	(1,316)	(79,553)	(1,023)	(113,610)	(7,912)

OPERATING RESULT BEFORE FINANCIAL RESULT	4,548,093	2,340,208	(338,864)	2,726,899	17,855	744,410	785,152
RTP (Periodic Tariff Review)	2,104,182	476,529	0	971,805	0	0	(480)
FINANCIAL REVENUES (EXPENSES)

Income from financial investments	41,031	72,369	42,602	79,242	3,343	16,333	14,842
Income from Interest, Commission and Fees	31,256	0	0	0	0	0	0
Additional Interest on Energy	4,476	294,888	0	40,783	0	0	0
Monetary Adjustment Gain	194,542	75,702	0	103,668	0	2,459	14,625
Exchange Variation Gain	14,055	0	76,861	0	0	11,663	0
Fair value adjustment - RBSE gain	0	0	0	0	0	0	0
Gains on Derivatives	0	0	0	332,017	0	0	0
Other Financial Income	10,910	15,391	46,309	11,976	3	408,481	126,315
Debt Charges - financing and loans	(417,582)	(81,265)	(163,795)	(207,717)	0	(554,956)	(134,958)
Debt Charges - suppliers	0	0	(7,082)	0	0	0	0
Debt Charges - leasing	(11,395)	(220)	(4,515)	(1,389)	0	(3,847)	(340,306)
Charges on shareholders' funds	(24,039)	(77,294)	(2,414)	(31,436)	0	0	0
Monetary Adjustment Loss	(82,967)	(6,907)	(48,451)	(166,929)	0	(31,144)	(44,739)
Exchange Variation Loss	(112,710)	0	(257,531)	(130,068)	0	(156,077)	(16,383)
Fair value adjustment - RBSE loss	0	0	0	0	0	0	0
Loss on derivatives	0	0	0	0	0	0	0
Other Financial Expenses	(60,830)	(17,678)	(31,452)	(70,226)	(640)	(142,230)	(44,729)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(413,253)	274,986	(349,468)	(40,079)	2,706	(449,318)	(425,333)

RESULTS OF EQUITY METHOD INVESTMENTS	(254,618)	(4,871)	(55,253)	44,329	24,699	0	0

OTHER OPERATING INCOME/EXPENSES	25,042	(233,136)	676,301	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	3,905,264	2,377,187	(67,284)	2,731,149	45,260	295,092	359,819

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(1,336,782)	(268,548)	1,941,045	(543,059)	0	(186,475)	(175,701)

RESULT BEFORE EQUITY PARTICIPATIONS	2,568,482	2,108,639	1,873,761	2,188,090	45,260	108,617	184,118

Minority Participation	25	0	3,607	0	0	0	0
NET INCOME FOR THE PERIOD	2,568,457	2,108,639	1,877,368	2,188,090	45,260	108,617	184,118
The values in this Annex 1 were audited in their accumulated balances considering the 12 months of 2020 and 2019 due to the restatement of the Financial Statements. Thus, the values for 4Q20 and 4Q19, in Annex 2, are being presented managerially and will have their mid-term reviews issued when the Quarterly Information is released throughout 2021.

5

STATEMENT OF INCOME 12/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	10,009,441	4,886,926	483,682	2,157,104	5,656,350	8	3,088,510	2,663,553

Electric Energy Supply (sell) - Generation	3,844,586	35,945	493,062	958,839	3,173,066	0	3,519,585	3,696,090
Electric Energy Supply - Generation	745,151	625,223	0	0	911,826	0	0	0
Short Term Electric Energy - Generation	110,022	609,071	70,311	58,909	471,034	0	0	508
Revenue from Operation and Maintenance - Renewed Lines - Generation	1,263,824	2,251,711	0	0	33,484	0	0	0
Revenue from Construction of Plants - Generation	49,353	0	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,640,606	1,084,028	0	694,546	633,997	0	0	0
Revenue from Operation and Maintenance - Transmission	148,756	284,948	0	255,001	206,186	0	0	19,132
RBSE Income	0	0	0	209,404	0	0	0	0
Revenue from Construction of Plants - Transmission	90,166	301,302	0	67,922	66,543	0	0	4,252
Financial – Return on Investment - Transmission	3,641,767	717,292	0	142,151	949,455	0	0	10,696
Other Revenues	190,248	26,460	3,859	63,031	433,074	8	74	0

Deductions to Operating Revenues	(1,715,038)	(1,049,054)	(83,550)	(292,699)	(1,222,315)	0	(431,149)	(1,067,125)

Operating Costs	(3,656,640)	(2,101,067)	(479,773)	(498,455)	(3,186,458)	0	(1,754,361)	(1,430,045)

Personnel, Supplies and Services	(1,037,131)	(487,198)	(173,993)	0	(1,431,964)	0	(571,291)	0
Extraordinary Retirement Plan (PAE)	0	0	(5,306)	0	(248,823)	0	(5,561)	0
Energy Purchased for Resale	(850,960)	(307,340)	(225,388)	(432,467)	(333,124)	0	0	(234,551)
Charges upon use of eletricity network	(629,395)	(712,357)	(13,328)	(23,322)	(610,369)	0	(172,661)	(81,839)
Construction	(306,454)	(511,303)	0	(42,666)	(77,494)	0	0	(17,228)
Electric Energy production cost	(558,052)	0	(22,276)	0	0	0	(430,406)	(1,096,427)
Depreciation and Amortization	(274,648)	(76,799)	(70,214)	0	(400,399)	0	(546,584)	0
Operating Provisions	0	0	18,354	0	(193)	0	0	0
Others	0	(6,070)	12,378	0	(84,092)	0	(27,858)	0

Operating Expenses	(1,201,886)	(2,239,805)	(331,341)	(1,083,011)	62,395	(8,751)	-1008366	(522,050)

Personnel, Supplies and Services	(785,864)	(986,234)	(53,507)	(525,405)	(145,184)	(5,371)	-418873	(249,296)
Consensual Dismissal Plan (PDC)	(58,933)	(192,975)	(2,291)	(37,138)	0	0	4378	(10,701)
Donations and Contributions	(15,965)	(8,475)	0	0	(11,404)	0	-1431	(1,823)
Depreciation and Amortization	0	(34,976)	0	(159,441)	(44,537)	(10)	-28933	(157,502)
Operating Provisions	455,342	(868,553)	(233,672)	(322,815)	257,425	(2,272)	-462989	(89,075)
Others	(796,466)	(148,592)	(41,871)	(38,212)	6,095	(1,098)	-100518	(13,653)

OPERATING RESULT BEFORE FINANCIAL RESULT	5,150,915	546,054	(327,432)	575,638	2,532,287	(8,743)	325,783	711,458

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	48,068	61,040	3,289	64,139	100,314	5,815	6,748	21,409
Income from Interest, Commission and Fees	5,050	0	0	0	0	0	0	0
Additional Interest on Energy	11,573	133,781	0	0	104,452	0	0	0
Monetary Adjustment Gain	56,878	44,468	0	0	240,825	0	3,164	3,936
Exchange Variation Gain	4,266	0	934	92,942	29,406	0	27,681	0
Fair value adjustment - RBSE gain	0	0	0	219,870	0	0	0	0
Derivatives financial instruments	0	0	0	0	85,333	0	0	0
Other Financial Income	29,664	6,406	121	8,299	3,627	7	156,921	150,472
Debt Charges - financing and loans	(605,207)	(96,274)	(442,685)	(195,791)	(231,404)	0	(613,302)	(190,495)
Debt Charges - suppliers	0	0	0	(383)	0	0	0	0
Debt Charges - leasing	(1,180)	(221)	0	(4,889)	(4,014)	0	(5,468)	(319,038)
Charges on shareholders's funds	(30,515)	(13,022)	(6,197)	(3,568)	(96,405)	0	0	0
Monetary Adjustment Loss	(110,762)	(1,247)	0	(30,487)	(268,323)	0	(42,987)	(14,798)
Exchange Variation Loss	(16,766)	0	(883)	(108,681)	(62,342)	0	(30,031)	(3,713)
Fair value adjustment - RBSE loss	0	0	0	(220,292)	0	0	0	0
Losses on derivatives	0	0	0	0	(141,946)	0	0	0
Other Financial Expenses	(165,979)	(41,111)	(13,663)	(31,506)	(72,395)	(1,206)	(186,469)	(31,023)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(774,910)	93,820	(459,084)	(210,347)	(312,872)	4,616	(683,743)	(383,250)

RESULTS OF EQUITY METHOD INVESTMENTS	(56,187)	203,827	0	(73,941)	147,496	2,979	0	0

OTHER OPERATING INCOME/EXPENSES	32,760	(44,461)	0	5,934	30,482	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	4,352,578	799,240	(786,516)	297,284	2,397,393	(1,148)	(357,960)	328,208

Income Tax and Social Contribution and Fiscal Incentives Revenue	(554,340)	2,034,139	0	(128,836)	(382,182)	(1,238)	(122,151)	(70,056)

RESULT BEFORE EQUITY PARTICIPATIONS	3,798,238	2,833,379	(786,516)	168,448	2,015,211	(2,386)	(480,111)	258,152

Minority Participation	34	0	0	(2,977)	0	0	0	0
NET INCOME FOR THE PERIOD	3,798,204	2,833,379	(786,516)	171,425	2,015,211	(2,386)	(480,111)	258,152
The values in this Annex 1 were audited in their accumulated balances considering the 12 months of 2020 and 2019 due to the restatement of the Financial Statements. Thus, the values for 4Q20 and 4Q19, in Annex 2, are being presented managerially and will have their mid-term reviews issued when the Quarterly Information is released throughout 2021.

6

CASH FLOWS 12/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	3,905,264	2,377,187	(67,284)	2,731,149	295,092	45,260	359,819

Depreciation and Amortization	280,017	146,701	243,723	30,356	607,057	3	149,627
Net monetary variations	(111,575)	(68,795)	48,451	0	28,685	0	30,114
Net exchange variations	98,655	0	180,670	0	144,414	0	16,383
Financial Charges	397,721	81,485	175,392	0	558,803	0	475,264
Financial Income - Concession Assets	(576,064)	562,929	(363,127)	(477,887)	0	0	(72,825)
Construction Income	(8,461)	(326,476)	(125,917)	(1,046,753)	0	0	3,535
RBSE Income	(4,574,219)	(2,479,299)	(243,493)	(682,032)	0	0	0
Result of equity method investees	254,618	4,871	55,253	(44,329)	0	(24,699)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0
Allowance for Doubtful Accounts (reversals)	(25,673)	309,969	2,239	(61,912)	0	0	454,364
Provisions for litigation	499,056	730,738	233,750	75,759	10,553	0	(4,346)
Provision (reversal) for impairment of assets	(223,812)	(218,770)	662,821	211,832	0	0	0
Provisions (reversals) for onerous contracts	2,846	57,269	83,550	(255)	0	0	0
Impairment (reversal) of investment losses	297,913	(58,188)	(170,724)	0	0	0	0
Minor shareholders' share	(25)	0	0	0	0	0	0
Charges on resources from shareholders' compensation	24,039	77,294	2,414	31,436	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	(332,017)	0	0	0
Other adjustments before IR / CS (LAIR)	212,847	477,537	(1,267,296)	0	122,662	(22,306)	16,809
(Increase) decrease on operating assets/liabilities	293,627	(1,108,554)	(437,127)	0	(392,446)	7,599	(870,602)

Cash flows from Operating Activities	746,774	565,898	(986,705)	435,347	1,374,820	5,857	558,142

Payment of interest	(360,020)	(31,748)	(144,340)	0	(445,634)	0	(142,196)
Amounts received from allowed annual revenue	317,644	432,440	1,115,635	0	0	0	37,043
Receipt of Financial Asset Indemnities (RBSE/Ke)	3,856,392	2,311,499	460,635	0	0	0	0
Receipt of interest	1	0	0	0	0	0	0
Payment of income tax and social contributions	(1,770,915)	(665,145)	(143,656)	0	(186,475)	0	0
Payment of refinancing of taxes and contributions - principal	(26,692)	0	0	0	0	0	0
Receipt of financial asset compensation	301,789	0	3,975	0	0	(5,698)	0
Pension Plan Payments	(103,771)	(180,688)	(3,216)	0	(4,560)	0	0
Payment of legal provisions	0	(34,386)	0	(37,200)	0	0	0
Judicial Deposits	(26,271)	37,610	8,248	(36,800)	6,427	0	(724)

Net Cash from (used in) Operating Activities	2,934,931	2,435,480	310,576	361,347	744,578	160	452,265

Cash Flows from Financing Activities
Loans and financing	1,361,595	48,551	300,000	0	0	0	495,292
Payment of Loans and financing - principal	(2,062,036)	(162,544)	(410,195)	0	(223,930)	0	(216,171)
Payment of Shareholders Remuneration	(1,164,637)	(1,252,820)	(113,191)	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	77,239	0	1,202,181	0	0
Payment of refinancing of taxes and contributions - principal	0	0	0	0	0	0	0
Others	(21,805)	74,663	23,700	0	0	0	(465,458)
Net Cash from (used in) Financing Activities	(1,886,883)	(1,292,150)	(122,447)	0	978,251	0	(186,337)

Cash Flows from Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0
Loans and Financing - Receipt	84	0	0	0	0	0	0
Acquisition of fixed assets	(484,715)	(259,140)	(34,674)	0	(1,328,893)	0	(5,608)
Acquisition of intangible assets	(61,332)	(39,283)	(514)	(8,575)	(8,833)	0	0
Capital investment in equity investments	(53,924)	0	(14,245)	0	0	0	0
Investment for future capital increases	0	(6,000)	0	0	0	0	0
Sale of investments in equity interests	0	0	0	0	0	0	0
Others	(243,320)	(898,360)	(142,003)	(277,701)	(384,758)	0	(257,573)
Net Cash from (used in) investments activities	(843,207)	(1,202,783)	(191,436)	(286,276)	(1,722,484)	0	(263,181)

Net increase (decrease) in cash and cash equivalents	204,841	(59,453)	(3,307)	75,072	345	160	2,747
Cash and cash equivalents – beginning of period	72,607	118,001	13,981	4,098	8,706	23	66,252
Cash and cash equivalents – end of period	277,448	58,548	10,674	1,145	9,051	182	68,999
	204,841	(59,453)	(3,307)	(2,953)	345	159	2,747

The values in this Annex 1 were audited in their accumulated balances considering the 12 months of 2020 and 2019 due to the restatement of the Financial Statements. Thus, the values for 4Q20 and 4Q19, in Annex 2, are being presented managerially and will have their mid-term reviews issued when the Quarterly Information is released throughout 2021.

7

CASH FLOWS 12/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	4,352,578	799,240	297,284	2,397,393	(357,960)	(786,516)	(1,148)	328,208

Depreciation and Amortization	274,648	111,775	159,441	444,936	575,517	70,214	10	157,502
Net monetary variations	53,884	(43,221)	30,487	123,903	39,823	(51)	0	10,862
Net exchange variations	12,500	0	15,739	32,936	2,350	0	0	3,713
Financial Charges	737,652	96,274	201,063	235,418	618,482	442,685	0	509,533
Financial Income - Concession Assets	(428,761)	(212,250)	(142,151)	(405,538)	0	0	0	(10,696)
Construction Income	(139,519)	(301,302)	(67,922)	18,540	0	0	0	(4,252)
RBSE Income	(3,213,006)	(505,042)	(209,404)	(629,000)	0	0	0	0
Result of equity method investees	56,187	(203,827)	73,941	(147,496)	0	0	(2,979)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Allowance for Doubtful Accounts (reversals)	120,069	97,096	(3,385)	275,989	0	0	0	64,879
Provisions for litigation	359,122	416,895	142,956	79,863	(9,912)	181,995	0	(3,089)
Provision (reversal) for impairment of assets	(312,684)	(74,977)	(27,256)	(219,263)	462,122	70,031	0	19,562
Provisions (reversals) for onerous contracts	(185,471)	8,449	0	(1,981)	0	0	0	0
Impairment (reversal) of investment losses	(496,790)	262,071	197,139	(289,767)	0	0	0	0
Minor shareholders' share	(34)	0	0	0	0	0	0	0
Charges on resources from shareholders	30,515	0	3,568	0	0	6,197	0	0
Financial Instruments - Derivatives Net Income	0	0	0	56,613	0	0	0	0
Other adjustments before IR / CS (LAIR)	(172,796)	882,351	(830,875)	(498,383)	145,421	0	0	(53,665)
(Increase) decrease on operating assets/liabilities	553,526	(1,071,292)	(412,972)	141,874	(567,118)	5,079	27,126	(824,411)

Cash flows from Operating Activities	1,601,620	262,240	(572,347)	1,616,037	908,725	(10,366)	23,009	198,146

Payment of interest	(1,224,806)	(79,027)	(199,023)	(207,352)	(614,563)	0	0	(211,258)
Amounts received from allowed annual revenue	217,215	278,435	1,153,286	338,525	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE/Ke)	3,171,719	1,829,566	342,220	1,018,575	0	0	0	0
Receipt of interest	1,805	0	0	0	0	0	0	0
Payment of income tax and social contribution	(1,453,231)	(758,997)	(221,289)	(496,998)	(155,646)	0	(1,238)	0
Payment of refinancing of taxes and contributions - principal	(29,242)	0	0	0	0	0	0	0
Receipt of financial asset compensation	205,297	0	3,017	21,352	0	0	7,721	0
Pension Plan Payments	(101,299)	(164,545)	(5,531)	0	(4,405)	0	0	0
Payment of legal provisions	0	(17,352)	0	(72,608)	0	0	0	0
Judicial Deposits	(19,545)	(21,217)	70,471	(80,485)	18,931	(33,531)	0	201,485

Net Cash provided by Operating Activities	2,369,533	1,329,103	570,804	2,137,046	153,042	(43,897)	29,491	188,373

Financing Activities
Loans and financing	1,438,978	0	0	0	432,374	13,147	0	231,742
Payment of Loans and financing - principal	(2,008,158)	(397,935)	(365,698)	(406,765)	(263,216)	5,497	0	(54,847)
Payment of Shareholders Remuneration	(720,515)	(171,619)	(119,632)	(1,993,441)	0	0	(24,860)	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	700,000	246,544	0	0
Payment of refinancing of taxes and contributions - principal	0	0	0	0	0	0	0	0
Others	(1,259)	0	(3,482)	0	0	0	82	0
Net Cash provided by Financing Activities	(1,290,954)	(569,554)	(488,812)	(2,400,206)	869,158	265,188	(24,778)	176,895

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	338	98,540	0	0	0	0	0	0
Acquisition of fixed assets	(725,809)	(177,611)	(9,244)	(26,413)	(790,247)	(216,302)	0	(7,134)
Acquisition of intangible assets	(28,719)	(15,437)	(5,387)	0	(9,919)	0	0	0
Capital investment in equity investments	(183,935)	0	(27,981)	(145,807)	0	0	(4,733)	0
Investment for future capital increases	0	(59,422)	(113,510)	0	0	0	0	0
Sale of investments in equity interests	32,000	0	0	0	0	0	0	0
Others	(173,008)	(764,604)	63,234	434,322	(217,133)	78	5	(333,611)
Net Cash from investments activities	(1,079,133)	(918,534)	(92,888)	262,102	(1,017,299)	(216,224)	(4,728)	(340,745)

Net increase (decrease) in cash and cash equivalents	(554)	(158,985)	(10,896)	(1,058)	4,901	5,067	(14)	24,523
Cash and cash equivalents – beginning of period	73,161	276,986	44,333	5,156	3,805	8,914	37	41,729
Cash and cash equivalents – end of period	72,607	118,001	33,437	4,098	8,706	13,981	23	66,252
	(554)	(158,985)	(10,896)	(1,058)	4,901	5,067	(14)	24,523

The values in this Annex 1 were audited in their accumulated balances considering the 12 months of 2020 and 2019 due to the restatement of the Financial Statements. Thus, the values for 4Q20 and 4Q19, in Annex 2, are being presented managerially and will have their mid-term reviews issued when the Quarterly Information is released throughout 2021.

8

FURNAS
The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result.

Result Analysis

The Company had, in 4Q20, a result 115% lower that ascertained in 4Q19, going from a profit of R$ 1,930 million in 4Q19 to losses of R$ 289 million in 4Q20, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue, in 4Q20, increased by 15.6% compared to 4Q19, going from R$ 2,294 million in 4Q19 to R$ 2,652 million in 4Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Generation	1,405,445	1,457,521	-3.6
Energy supply to distribution companies	602,959	901,975	-33.2	The variation is mainly due to: (i) In the ACR (Regulated Market), the termination of the 2014-2019 Existing Energy Product caused a net drop in revenue in the order of R$ 250 million, equivalent to an average contracted quantity of 321MWavg in the quarter;
				(ii) Lower generated energy from the Santa Cruz plant in 2020, reducing revenue by R$ 79 million, which were partially offset by: (i) Seasonalization and price adjustment (on average 4%) of the ACR contracts, representing an increase revenue of approximately R$ 7 million, and (ii) higher sales in the ACL (Free Contracting Environment) Supply line for the quarter, representing an increase of R$ 19 million;
Supply	298,552	189,122	57.9	The variation is mainly due to: (i) increase in revenue of approximately R$ 6 million due to the price adjustment of the contracts in force at the Itumbiara Plant auctions, governed by Law 13,182/2015, specific to final consumers ; and (ii) new contracts that started supplying in 2020, positively impacted revenue by R$ 103 million.
Short Term Market (CCEE)	110,391	2,884	3,727.7	The variation is mainly due to: (i) increase in PLD (Settlement Price of Differences) from R$ 272.82 in 4Q19 to R$ 352.94 in 4Q20; (ii) variation in GSF in the period, which had a slight decrease of approximately 3% (average of 72% in 2019 and 69% in 2020 - energy was still allocated to Furnas in 2020 in 4Q20), with a positive position in MCP (Short-term market) in the period.
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	378,468	339,287	11.5	The variation is mainly due to: (i) annual RAG readjustment of 13%, in accordance with Aneel Homologatory Resolution No. 2,746/2020, which together with the variations in the remuneration parameters (such as FID and remuneration for recognized investments), represented a revenue increase of R$ 30 million in 4Q20;
				(ii) the variation in CFURH and PIS/COFINS, which represented an increase in revenue of around R$ 9 million.
Generation Construction Income	15,075	24,253	-37.8	The variation is mainly due to the following reason: (i) the amount is based on the investment made, therefore it is not comparable with past periods. It is worth noting the variations between 4Q19 and 4Q20 in the Funil Plants, in the amount of -R$ 8.15 million and Porto Colombia of -R$ 2.88 million.
Transmission	1,652,394	1,094,465	51.0
O&M Income - Renewed lines - Transmission	495,905	374,112	32.6	The variation is mainly due to: (i) increase due to the change in tariff cycles, since beisdes the annual readjustment, we had the tariff review, based on the current regulation - Technical Note 119/2020-SGT/ANEEL - which details the readjustments of the RAPs of the Transmission Companies and the effects of the review. The Tariff Review alone represents something around 18% (approx. R$ 772 million), not considering the Adjustment Portion, which for this cycle was positive.
O&M Income - Transmission	38,100	39,505	-3.6	The variation is mainly due to: (i) the exchange of tariff cycles, based on the current regulation - Technical Note 119/2020-SGT/ANEEL.
Transmission Construction Income	70,116	133,171	-47.3	The variation is mainly due to: (i) contract 062/01 where the value of the construction cost in 4Q20 was R$ 62 million and in 4Q19 was R$ 139.8 million, both adjusted to a margin of construction of 1.004%. Due to a smaller investment compared to 2019.
Income from Return of Investment in Transmission	1,048,273	547,677	91.4	The variation is mainly due to: (i) RTP (Periodic Tariff Review) in June, which increased the tariff base and the substantially IPCA monetary update, which increased by 76% in the last 3 months of 2020.
Other Income	73,434	176,579	-58.4	The variation is mainly due to: (i) accounting record of actuarial gains in 4Q19, in the amount of R$ 172 million, and R$ 67.37 million in 4Q20; and (ii) receipts for the provision of operation, communication and tele-assistance services provided by FURNAS (for SPEs and the market in general) in the amount of R$ 6.4 million.
Deductions to the Operating Revenue	-478,430	-434,273	10.2	The variation is mainly due to: (i) PIS/COFINS in the amount of R$ 29 million, (ii) CFURH R$ 7.3 million and (iii) ICMS R$ 5.4 million.
ROL	2,652,843	2,294,292	15.6

Operating Costs and Expenses
Operating Costs and Expenses increased 220.3% in 4Q20 compared to 4Q19, going from R$ 807 million to R$ 2,584 million, according to the reasons listed below:

PMSO - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Personnel	-349,129	-358,874	-2.7	The variation is mainly due to: (i) reduction in salaries of around 10%, or R$ 14 million, due to the contract termination of 223 employees, of which 206 via PDC (Consensual Dismissal Plan), 11 due to death and 6 voluntary requests for dismissal, and compensated, on the other hand, by the entry of 111 employees due to agreement or approved in a competitive examinations that were admitted by judicial decision; (ii) vacation reversal of approximately R$ 14 million due to adjustments from previous quarters, of which R$ 3.5 million referring to 4Q20 and R$ 10.5 million referring to the remaining 9 months; (iii) reduction in the Payments for Labor Claims account by R$ 24 million; (iv) allocation of R$ 34.5 million in investment personnel in 4Q20 and R$ 16.5 million in 4Q19. On the other hand, there was (v) an increase in the PLR (Profit Sharing) calculation of approximately R$ 66 million, due to the estimated 2020 result being in line with the plan in the PDNG; (vi) an increase of R$ 13 million related to the recognition of the sponsor's contribution to the BD Plan, due to the new procedure adopted as of 2Q20, in accordance with CVM Resolution 600, which was previously dealt with in ORA and now in DRE (Income Statement).
				The PDC target was savings of approximately R$ 23.6 million in 4Q20, having reached R$ 9.7 million. Disregarding the effects reported above (PLR, Activity Allocation, CVM Adjustment, payment of labor claims and the adjustment of ACT - Collective Labor Agrreement - and ATS - Additional for length of service), the reduction observed between 4Q19 and 4Q20 was R$ 82 million. Furnas does not currently have an OBZ target for Personnel item.
Supplies	-7,252	-5,683	27.6	The variation is mainly due to: (i) a material increase in Operational maintenance by R$ 1.1 million, which had a significant reduction until 3Q20 due to the pandemic; and (ii) ICMS - Rate Differences in Interstate Transactions of R$ 821 thousand.
Services	-145,540	-202,248	-28.0	The variation is mainly due to: (i) reduction in: (a) Accommodation (R$ 5 million); (b) Flight tickets at R$ 1.8 million; and (c) Hired labor R$ 69.6 million due to the contract termination of 1,043 outsourced workers in Dec/2019. It was expected a total reduction in services for 2020 of R$ 121 million and R$ 30.25 million for 4Q20. It can be seen that the reduced amount was R$ 56.7 million.
				On the other hand, there was an (ii) increase in the following items: (d) Maintenance of IT services by R$ 5.6 million; (e) Maintenance and Conservation of Electrical Installations at R$ 4.7 million, (f) Maintenance and Conservation of Other Installations and Improvements at R$ 2.8 million, (g) Cleaning of the Lane and Conservation of Access Roads in R$ 2.7 million and (h) Contractors at R$ 2.1 million.
Other	-843,400	-403,937	108.8
Donations and Contributions	21,615	14,095	-53.4	The variation is mainly due to: (i) in both 2019 and 2020, the amount referring to CEPEL's contribution (approximately R$ 31 million) was transferred to R&D. This generated a reversal in the 4th quarter, in the net amount, of approximately R$ 23 million in both years, explaining why there is a revenue in the expense account; (ii) however, in 4Q19 there were donations to the 'Childhood and Adolescence Fund, Social Projects without Tax Incentives and Cultural Sponsorship', causing an increase in expenses of R$ 7 million, which did not occur in 4Q20.
Other Operating Expenses	-865,015	-418,032	106.9	The variation is mainly due to: (i) increase in 4Q20 in item 'Indemnity, losses and damages' in the amount of R$ 496 million due to the judicial agreement with 'LIGHT SERVIÇOS DE ELETRICIDADE S/A' (Ordinances DNAEE/1986 - “General price freeze”, instituted by the Cruzado Plan), according to the Material Fact disclosed by Eletrobras on 12.22.2020; (ii) increase in Non-Operational Losses in the amount of R$ 134 million, referring to the contractual fine of the lawsuit filed by CIEN (Cia de Interconexão Energética); (iii) recording of actuarial losses, which generated a greater impact of R$ 120 million in 4Q20; partially offset by (iv) reduction in Indemnities and Losses - Judicial Agreements due to the payment of the indemnification of outsourced workers made in 4Q19 in the amount of R$ 321 million; and (v) reduction in Insurance/GSF hydrological risk, as a counterpart to the increase recorded in the Bank guarantee item, in the amounts of R$ -7.5 million and R$ 26.5 million, respectively.
TOTAL PMSO	-1,345,321	-1,009,328	33.3

9

Operating Costs R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Energy Purchased for Resale	-233,746	-271,331	-13.9	The variation is mainly due to the following reasons:
				(i) In the MCP (Short-term market - CCEE) result for 4Q20, there was a negative position only in November of R$ 25 million, while in 4Q19 there was a total of R$ 73.7 million deriving from negative exposure and debit accounting record , causing a reduction between quarters of R$ 48.7 million; partially offset by the energy purchased for resale, with emphasis in: (ii) price readjustment of the current purchase contracts, representing an increase of approximately R$ 6 million; (iii) increase in the amount of current products, already provided for in the contract, increasing the amount by R$ 22 million; in addition, (iv) there was an amount of R$ 14 million of energy purchased by Brasilventos in 4Q19, which did not occur in 4Q20.
Charges upon use of electricity network	-188,830	-164,194	15	The variation is mainly due to the following reason: (i) the Transmission System Use tariffs in force in 4Q19 refer to ANEEL Approval Resolution No. 2,562 of 6/25/2019; the tariffs in force in 4Q20 refer to ANEEL Approval Resolution No. 2,726 of 07/14/2020. Between these two resolutions, some tariffs underwent significant readjustments, such as: HPP Furnas with 22.13% increase, HPP Estreito with 22.2% increase, HPP Marimbondo with 23.4% and HPP Corumbá with 20.6% increase.
Construction Expense	-88,033	-155,287	-43	The variation is mainly due to the following reason: (i) the amount is based on the variations in investments in generation and transmission contracts in the period. Construction Expenses for Generation from Dec/19 totaled R$ 9.59 million and in Dec/20 the amount was R$ 10.76 million. In transmission, the values for contract 062/01 in 2019 were R$ 16.96 million and in 2020 it was R$ 19.01 million. In other contracts, the values of Dec/19 and Dec/20 totaled -R$ 9.35 million and R$ 8.75 million, respectively.
Fuel	-147,689	-171,601	-14	The variation is mainly due to: (i) variation in the generated energy of the Santa Cruz plant, which represented, in a smaller generation, approximately 446,803 MWh in 4Q20 (in 4Q19: 640,198 Mwh compared to 4Q20: 175,195 Mwh) .
Depreciation and Amortization	-70,323	-69,912	1	Small variation (less than 5%) in relation to the previous period.
TOTAL OPERATING COSTS	-728,621	-832,325	-12.5

Operating Provisions R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
-510,519	1,034,783	149.3	The composition of the provisions is mainly due to:
a) Contingencies: Constitution of R$ 370.31 million, of which R$ 25 million for - Labor Contingency and constitution of R$ 234 million for Civil: 3 new lawsuits totaling R$ 20 million; risk update of 3 lawsuits totaling R$ 171.86 million ('CMELPAR Empreendimentos e Participações Ltda' , 'CAEFE' (Assistance Fund to Employees of Furnas and Eletronuclear and "Instituto Brasileiro dos Direitos da Pessoa com Deficiência/ Brazilian Institute for the Rights of Persons with Disabilities (IBDD)) and update of values of 1 lawsuit in the amount of R$ 4 million. Constitution of R$ 127 million in Regulatory due to changes in the risk classification of some ANEEL processes.
b) PCLD (Allowance for Doubtful Accounts): Reversal of R$ 92.8 million, with emphasis on the definitive write-off due to loss of CIEN's share, which occurred in 4Q20 (November), in the amount of R$ 134 million;
c) GAG Improvement: Constitution of R$ 14.35 million, due to the GAG provisioning in the amount of R$ 26.41 million and reversal of R$ -12.06 million based on the investments made;
d) Onerous Contract (Funil Plant): Reversal of R$ -11.08 million;
e) Impairment: Reversal of R$ 148.2 million, related to the reversal of TPP Santa Cruz in the amount of R$ 226.92 million, constitution in Brasil Ventos in R$ 70 million and constitution of R$ 8.10 million for Batalha in 4Q20;
f) Investment Losses: Constitution of R$ 324 million, mainly due to the impact of the provisioning of SPE Mata de Sta Genebra by R$ 125.8 million and SPE IE Madeira by R$ 63 million.
				g) Provisioning of R$ 54 million due to the reconciliation of judicial deposits between Furnas' accounting records and the reports of financial institutions.
Financial Income R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Financial Income	127,455	42,972	196.6
Income from financial investments	7,631	11,137	-31.5	The variation is mainly due to: (i) reduction in Caixa Econômica Federal's income (R$ 2,744); and (ii) reduction in Banco do Brasil S.A's income (R$ 188), due to the lower cash volume in the period.
Income - financing and loans	10,349	3,945	162.3	The variation is mainly due to: (i) impact of the increase in the indexes of the amounts receivable in CELG contracts (R$ 420.9 million - IGPM1, which increased by 11.94% in 4Q20 and 0,97% in 2019) and December 2019 Eletronuclear Financing (R$ 278.3 million - IPCA, which increased by 2.41% in 4Q20 and 0.57% in 2019).
Additional interest on energy	290	263	10.3	The variation is mainly due to: (i) decrease in revenue from Charges for Electric Energy Trading Chamber (CCEE), settlement of the Short-term Market in approximately R$ 17 thousand.
Monetary adjustment gain	68,845	16,774	310.4	The variation is mainly due to: (i) monetary adjustments occurred in the contract with CELG (indexed by IGPM1), which growth was approximately 11.94% of the IGP-M1 in the 4th quarter of 2020, when, in the same period in 2019 presented an increase of 0.97%, as well as the inclusion of the monetary variation of the financing contract with Eletronuclear.
Exchange variation gain	36,148	12,694	184.8	The variation is mainly due to: (i) a higher negative variation in the exchange rate of foreign currency in the 4th quarter of 2020 in relation to the same period in 2019, mainly impacting consumers' electricity bills charged in dollar. (in 2020: from 5.6407 to 5.1967 and in 2019: from 4.1644 to 4.0307). Client: GAMEK - Middle Kwanza Utilization Office and (ii) greater negative variation in the foreign exchange rate in the analyzed period of 2020 in relation to the same period in 2019, impacting, to a lesser extent, mainly loans payable in dollars. (in 4Q19: from 4.1644 to 4.0307 and in 4Q20: from 5.6407 to 5.1967). Currently, 7% of the debt is indexed to the exchange rate. (Contracted at USD 2.0626 for the ECR 258/97 contract - BID 1051).
Other Financial Income	4,192	-1,841	327.7	The variation is mainly due to: (i) reclassification occurred in Oct/19 (4Q19) of dividends for the 2018 fiscal year (R$ 6.3 million) from Tijoá Participações - received in Jun/19, to the investment account - dividends, which did not occur in 4Q20.
Financial Expenses	-174,357	-188,841	-7.7
Debt Charges - Financing and Loans	-92,234	-128,142	-28.0	The variation is mainly due to: (i) decrease in loan charges and expenses with FIDC and the reduction of indebtedness by approximately R$ 45 million due to the drop in the loan indexes and the settlement of some contracts.
Leasing charges	-2,757	-972	183.6	The variation is mainly due to: (i) higher adjustment in leasing contracts, based on IFRS 16, in the analyzed period of 2020 in relation to the same period in 2019.
Charges on shareholders' compensation	0	-3,823	-100.0	The variation is mainly due to: (i) reduction in the updating of Eletrobras dividends (R$ 3,806) and reduction in the update of minority dividends (R$ 17). In the quarter of 2020, there was no update.
Monetary adjustment loss	-65,035	-37,976	71.3	The variation is mainly due to: (i)higher positive variation in the indexes of loans payable, mainly those of Eletrobras and Debentures, in the 4th quarter of 2020 in relation to the same period in 2019. Eletrobras (IPCA-EBRAS - 4Q19: 200.214 to 203.448 or 1.61% and 4Q20: 205.362 to 212.638 or 3.54%). Debentures (DIPCA - 4Q19: None and 4Q20: 1,007.04.04 to 1,035.16451 or 2.79%).
Other Financial Expenses	-14,331	-17,928	-20.1	The variation is mainly due to: (i) reduction in expenses with credit assignment (R$ 6,857); ii) reduction with SELIC Interest (R$ 2,534); iii) reduction with REFIS Installment Law 12.865/2013 (R$ 1,289); iv) reduction with Update - PERT 2017 (R$ 661); v) reduction with monetary adjustment AFAC-ELETR (R$ 456); partially offset by vi) increase in interest on arrears of R$ 1,679 and; vii) R$ 6,666 increase with late payment fines.
Financial Result	-46,902	-145,869	-67.8

Equity R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Equity	-112,141	33,162	-438.2	The variation is mainly due to:
				1 - Positive impacts on the 4Q20 x 4Q19 quarterly results: Paranaíba Transmissora de Energia S.A. (R$ 48.11 million), Transenergia Renovável S.A. (R$ 28.22 million) and Belo Monte Transmissora (R$ 27.80 million); fully offset by 2 - Negative impacts on the 4Q20 x 4Q19 quarterly results: Madeira Energia SA (R$ -204.84 million), Empresa de Energia São Manoel ( $ -24.69 million) and Interligação Elétrica do Madeira S.A. (-R$ 29.62 million).
Other Operating Income/expenses- R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Other Operating Income/Expenses	0	-3,722	100.0	The variation is mainly due to the following reason: (i) in 4Q19, there was gains of R$ 3.722 million from the sale of SPEs Transleste, Transudeste and Transirapé, which did not occur in 4Q20.

Income Tax and CSLL R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Current IR and CSLL	-35,415	-303,381	-88.3	The variation is mainly due to: (i) lower performance of the result before taxes in 4Q20 (losses of R$ 90 million), compared to 4Q19 (R$ 1,370 million).
Deferred IR and CSLL	-163,065	862,893	118.9	The variation is mainly due to: (i) the positioning of the deferred tax asset that occurred in 2019, which did not happen in 2020.
Non-controlling Shareholders	-27	36	-175.0	No relevant variation.

10

CHESF
The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result.
Result Analysis

The Company had, in 4Q20, a result 35.4 % higher than that ascertained in 4Q19, going from a profit of R$ 737 million in 4Q19 to a profit of R$ 999 million in 4Q20 mainly due to the reasons described below.
Operating Revenue

The Net Operating Revenue, in 4Q20, increased by 43.7% compared to 4Q19, going from R$ 1,475 million in 4Q19 to R$ 2,119 million in 4Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Generation	1,198,205	930,787	28.7
Energy supply to distribution companies	65,031	5,722	1,036.5	The variation is mainly due to: (i) realization of sales contracts for the year 2020 of about 80MW average; (ii) an increase in the average selling price of R$ 206/MWh in 2020, against the average price of R$ 188/MWh in the same period of 2019; and (iii) beginning of operation of the wind farms in the Pindaí complex at the end of 2019 and 2020 began with a positive impact of R$ 20 million in revenue.
Supply	152,743	156,883	-2.6	The variation is mainly due to: (i) a reduction of about 3MW average in the consumption of industrial customers reached by Law 13,182/2015 in 4Q20 due to technical problems that occurred at an industrial consumer's plant in the state of Bahia, from March/2020 to December/2020.
Short Term Market (CCEE)	295,763	176,205	67.9	The variation is mainly due to: (i) an increase in the amount contracted in 2020 by about 80MW average; and (ii) variation in average PLD (Settlement Price of Differences) from R$ 272/MWh (4Q19) to R$ 353/MWh (4Q20).
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	684,668	591,977	15.7	The variation is mainly due to: (i) annual readjustment of RAG of around 10%, in accordance with Aneel Homologatory Resolution No. 2,746/2020 (cycle 2020-2021); and (ii) an increase in the indemnity revenue for the payment of the CFURH by approximately R$ 29 million.
Transmission	1,229,083	826,687	48.7
O&M Income - Renewed lines - Transmission	402,474	316,220	27.3	The variation is mainly due to: (i) increase in the RAP (Annual Allowed Revenue) ratified for the 2020/2021 cycle (REH nº 2,725/2020), which contributed to the increase in billed revenue; (ii) reduction due to the increase in the amortization of the contractual asset (also due to the new homologated revenue, which caused the increase in the balance of the contractual asset).
O&M Income - Transmission	32,413	14,643	121.4	The variation is mainly due to: (i) increase in billed revenue (REH nº 2,725/2020); and (ii) reduction referring to the increase in the amortization of the contractual asset.
Transmission Construction Income	149,025	122,144	22.0	The variation is mainly due to: (i) increase in investments made in contracts 6/2009, 7/2005 and 61/2001.
Income from Return of Investment in Transmission	645,171	373,680	72.7	The variation is mainly due to: (i) increase in financial income from remuneration of the contractual asset; and (ii) increase in the monetary adjustment of the contractual asset (IPCA).
Other Incomes	56,049	5,578	904.8	The variation is mainly due to: (i) recognition of revenue related to the registration of the leasing contract for the assets of the former TPP Camaçari of R$ 50 million.
Deductions to the Operating Revenue	-364,351	-288,075	26.5	The variation is mainly due to: (i) registration of CFHUR of R$ 31 million; (ii) increase of PIS/CONFINS by R$ 33 million; and (iii) consumer R&D charges of R$ 4 million.
ROL	2,118,986	1,474,977	43.7
Operating Costs and Expenses
Expenses and operating costs, in 4Q20, decreased by 5.4% compared to 4Q19, from R$ 1,455 million in 4Q19 to R$ 1,377 million in 4Q20, with the variations listed below:

PMSO - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Personnel	-344,131	-449,818	-23.5	The variation is mainly due to: (i) salary reduction by R$ 58 million; (ii) a reduction in medical expenses of R$ 28 million; (iii) Christmas bonus reduction of R$ 19.0 million; (iv) reduction of R$ 23 million in INSS/FGTS contributions; (v) reduction with other additions such as risk premium, dirty-work bonus, night work additional, in the amount of R$ 14 million. In addition to the aforementioned reductions, (vi) there was an additional capitalization of worforce in the amount of R$ 12.8 million, considering the evolution in the company's investments in 4Q20.
				The expectation of savings in 4Q20 with the PDC (Consensual Dismissal Plan) was R$ 35.2 million, having exceeded the target. Regarding OBZ, a reduction of R$ 4.8 million was expected, having been reached R$ 2.8 million, not meeting the target because some initiatives depended on the approval of the ACT (Collective Labor Agreemente), which was only concluded in January/21.
Supplies	-12,873	-10,419	23.6	The variation is mainly due to: (i) an increase in expenses with operational maintenance material of R$ 1.8 million; and (ii) an increase in expenses with medical and hospital supplies of R$ 1 million, which was only transferred to the Municipality of Paulo Afonso in December 2020. The OBZ (Zero-Based Budget) target for material is not significant.
Services	-98,251	-85,348	15.1	The variation is mainly due to: (i) an increase in consulting expenses of R$ 10 million, with emphasis on tax consulting services in the amount of R$ 5.6 million and legal services in the amount of R$ 2.8 millions; (ii) increase in expenses with maintenance and conservation of electrical installations by R$ 5 million; (iii) R$ 2 million increase in advertising and publicity expenses, which were partially offset by: (iv) a R$ 5 million decrease in travel expenses, such as tickets, accommodation and daily rates. Despite the 15% increase in 4Q20, the index accumulated in the year shows an increase of only 6%, a variation slightly higher than the IPCA for that period. This concentration of services in 4Q20 was due to the COVID-19 pandemic, since until 9M20 it was decided to limit non-urgent expenses. Additionally, despite the increase between 4Q19 and 4Q20, the savings provided by the R$ 11 million OBZ methodology should be highlighted, exceeding the R$ 10 million target established for the quarter.
Consensual Dismissal Plan/PAE (Provision)	0	-160,066	-100.0	The variation is mainly due to: (i) employees' contract termination in 4Q19, without comparison in 4Q20.
Other	-77,565	-77,727	-0.2
Donations and Contributions	-7,483.0	17,040.0	143.9	The variation is mainly due to: (i) a contribution to the COVID account of R$ 3 million; and (ii) reclassification in 4Q19 of CEPEL's contribution to current assets in the amount of R$ 20.8 million, generating revenue in this account in 4Q19.
Other Operating Expenses	-70,082	-94,767	-26.0	The variation is mainly due to: (i) reduction of labor costs by R$ 10 million; (ii) decrease in rental expenses of R$ 4 million; (iii) decrease in expenses with taxes and fees of R$ 2 million; and (iv) decrease in expenses with judicial convictions of R$ 2 million.
TOTAL PMSO	-532,820	-783,378	-36.2

Operating Costs - R$ Thousand	4Q20	4Q19	Variation (%)
Energy Purchased for Resale	-83,925	-76,956	9.1	The variation is mainly due to: (i) the increase in energy purchased by approximately 15MW average in 4Q20, resulting in an increase in expenses of approximately R$ 10 million; and (ii) readjustment of purchase contracts (IPCA) by approximately 4.5%, totaling an increase of R$ 17 million, which was partially offset by a tax credit of approximately R$ 11 million.
Charges for the Use of the Electricity Grid	-216,552	-136,447	58.7	The variation is mainly due to: (i) readjustment of about 14% of TUST (Transmission Use Tariff), determined by ANEEL Approval Resolution No. 2,748/2020 (cycle 2020-2021); and (ii) registration of tax credit in 4Q19 in the amount of R$ 67 million, against R$ 19 million in 4Q20.
Construction Expense	-250,843	-210,381	19.2	The variation is mainly due to: (i) increased investments in the transmission system, especially in the 2nd half of 2020.
Depreciation and Amortization	-39,540	-17,465	126.4	The variation is mainly due to: (i) increase in investments in the transmission system between the compared dates.
TOTAL OPERATING COSTS	-590,860	-441,249	33.9

11

Operating Provisions	4Q20	4Q19	Variation (%)	Analysis
Operating Provisions	-252,992	-230,465	9.8	The provisions are composed as follows: (i) provision of R$ 379 million in contingencies, with emphasis on: a) Factor K + R$ 48 million because part of the correction is linked to the IGPM; b) increase in the GSF provision by R$ 48 million, due to the increase in PLD (Settlement Price of Differences) and the hydrological situation between the periods, totaling an accumulated provision of R$ 362 million for GSF; and c) an increase in labor provisions of R$ 8 million; and (ii) PCLD (Allowance for Doubtful Accounts), provision of R$ 130 million, with emphasis on: (a) Ligas do Brasil - Libra, R$ 66 million; (b) Energisa Sergipe, R$ 17 million; and (c) Companhia Energética de Alagoas - CEAL, R$ 3 million, due to the update of accounts receivable; (iii) net reversion of R$ 87 million in investment losses, due to the provision of R$ 124 million in SPES IE Madeira and Complexo Pindaí I and the reversal of R$ 211 million in SPES ESBR, IE Garanhuns and SINOP; (iv) reversal of impairment of R$ 208 million, related to the write-off of TPP Camaçari.

Financial Result - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Financial Income	174,171	77,537	124.6
Income from financial investments	19,818	15,108	31.2	The variation is mainly due to: (i) increase in the cash balance of average of R$ 830 million average/month ; (ii) variation in the CDI rate from 0.41% to 0.16% on average/month.
Additional interest on energy	118,167	40,089	194.8	The variation is mainly due to: (i) interest on the debt of Rio Doce Manganês in the amount of R$ 18.2 million; (ii) interest on the debt with Ligas do Brasil in the amount of R 39 million; and (iii) interest on Energisa Sergipe's debt in the amount of R$ 14 million.
Monetary adjustment gain	32,171	17,982	78.9	The variation is mainly due to: (i) monetary adjustment of Ligas do Brasil's debt by R$ 18 million and Rio Doce Manganês, by R$ 1.3 million.
Other Financial Income	4,015	4,358	-7.9	No relevant variation.
Financial Expenses	-31,686	-29,074	9.0
Debt Charges - Financing and Loans	-20,897	-15,974	30.8	The variation is mainly due to: (i) debentures update in 2020 of the merged concession of SPE ETN occurred in 2019.
Leasing charges	-55	-55	0.0	No relevant variation.
Monetary adjustment loss	-4,204	-2,072	102.9	The variation is mainly due to: (i) monetary adjustment of the SPE ETN debentures.
Other Financial Expenses	-6,530	-10,973	-40.5	The variation is mainly due to: (i) payment of interest on the sale of SPE Serra das Vacas in 2019 in the amount of R$ 4.8 million, which did not occur in 4Q20.
Financial Result	142,485	48,463	-194.0

Equity - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Equity	16,136	50,957	-68.3	The variation is mainly due to: (i) Worse result announced by SPE IE Madeira by R$ 2 million; (ii) Worse negative result announced in SPE ESBR by R$ 90 million, mainly due to the reversal of the provision for impairment in 4Q19 in SPE; (iii) negative variation of R$ 38 million in SPE Norte Energia's result, due to the ACL (Free Contracting Environment) contracts impacted by the lower PLD price due to the Covid pandemic, exposure resulting from uncontracting, beginning of financing amortization of 'project finance' and an increase in the registry depreciation, due to the beginning of operation of GUs (Generation Units) in the second half of 2019.
Other Operating Income/expenses- R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Other Operating Income/Expenses	-233,136	-181,816	28.2	The variation is mainly due to: (i) the write-off of TPP Camaçari in 2020 of R$ 233 million; (ii) the write-off of transmission contracts resulting from the expiration, in 2019, of R$ 159 million; and (iii) loss of R$ 22 million in the sale of SPE Serra das Vacas in 2019.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Current IR and CSLL	39,202	-63,741	-161.5	The variation is mainly due to: (i) the decrease in the taxable base, which the main impacts were the increase in the cost of charge for using the network, by approximately 14% at TUST (Transmission System Use Tariff), as a result of a tariff review, an increase in depreciation in greater investment and an increase in debt charges.
Deferred IR and CSLL	432,123	663,049	34.8	The variation is mainly due to: (i) the impact of the adjustment of the tax rate (from 34% to 15.25%), due to the Company's tax incentive.
Tax Incentives	-140,257	200,649	-170	The variation is mainly due to: (i) the reduction in the incentive base caused by the impact of the write-off of the TPP Camaçari and the increase in provisions with contingencies such as Factor K and GSF.

12

ELETRONORTE
The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result.

In the analytical review below, Amazonas GT only has an impact on the Equity item, since Amazonas GT has been an Eletronorte subsidiary since March 16, 2020.
Result Analysis

The Company had, in 4Q20, a result 28.9% lower that ascertained in 4Q19, going from a profit of R$ 678 million in 4Q19 to a profit of R$ 482 million in 4Q20, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 4Q20, decreased 3.8% compared to 4Q19, going from R$ 1,613 million in 4Q19 to R$ 1,552 million in 4Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Generation	991,400	1,382,162	-28.3
Energy supply to distribution companies	726,864	1,047,169	-30.6	The variation is mainly due to: (i) drop of 89% (R$ 206 million) in sales revenue in the ACR (Regulated Market) from R$ 232 million to R$ 26 million due to the termination of products from the 13th and 17th Auctions that were sold at higher prices (from R$ 248/MWh to R$ 175/MWh, 29% reduction) and 84% reduction in the amount of energy sold, from 424 MWavg to 66 MWavg; (ii) 13% decrease (R$ 103 million) in sales revenue at ACL (Free Contracting Environment), from R$ 815 million to R$ 712 million, even with a 43% increase in the amount of energy sold (1,886 MWavg in 4Q19 X 2,700 MWavg in 4Q20), due to the 39% lower sales prices, R$ 196/MWh in 4Q19 X R$ 119/MWh in 4Q20; and (iii) the pandemic culminated in 17 contractual renegotiations with the postponement of 500 MWavg of the supply of electricity for the next year of approximately R$ 65.03 million.
Supply	239,754	226,737	5.7	The variation is mainly due to: (i) a 3% drop in the amount of energy, from 902 MWavg in 4Q19 to 877 MWavg in 4Q20, due to the seasonalization of contracts; which was partially offset by (ii) a 9% increase in the sale price, from R$ 114/MWh to R$ 124/MWh; (iii) a 5% increase in the average price of aluminum (US$ 1,756 in 4Q19 vs. US$ 1,850 in 4Q20) and (iv) a 31% increase in the average dollar conversion rate (R$ 4.12/US$ in 4Q19 X R$ 5.40/US$ in 4Q20), factors that make the premium calculated on billing for ALBRAS higher, leading to an 11% increase in billing for Albras, from R$ 174 million to R$ 193 million.
Short Term Market (CCEE)	16,537	99,920	-83.4	The variation is mainly due to: (i) (i) a 199 MWavg reduction to be settled in MCP (Short-term Market), from a surplus of 103 MWavg in 4Q19 to a deficit of 196 MWavg in 4Q20, motivated by: (a) an increase in 13% of the energy sold through bilateral contracts (3,212 MWavg in 4Q19 to 3,643 MWavg in 4Q20); and (b) a 2% reduction in the physical guarantee due to the GSF (71.33% on average in 4Q19 to 69.66% in 4Q20);
				In addition to (ii) a 58% increase in average PLD (Settlement Price of Differences) (R$ 293/MWh in 4Q19 to R$ 462/MWh in 4Q20), making the variation even greater.
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	8,245	8,336	-1.1	Although the readjustment occurred in July 2020, there was a reduction in the CFURH, which decreased by 15% (2019: R$ 726 thousand x 2020: R$ 614 thousand).
Transmission	750,958	444,235	69.0
O&M Income - Renewed lines - Transmission	219,630	146,579	49.8	The variation is mainly due to: (i) increase in the RAP (Annual Allowed Revenue) ratified for the 2020/2021 cycle (REH nº 2,725/2020), which contributed to the increase in revenue billed by R$ 192 million; (ii) reduction of R$ 119 million due to the increase in the amortization of the contractual asset (also due to the new homologated revenue, which caused the increase in the balance of the contractual asset).
O&M Income - Transmission	71,383	45,705	56.2	The variation is mainly due to: (i) increase in billed revenue of R$ 27.9 million (REH nº 2,725/2020); and (ii) a reduction of approximately R$ 2.2 million related to the increase in the amortization of contractual assets.
Transmission Construction Income	32,773	17,756	84.6	The variation is mainly due to: (i) increase in investments made in (a) contract 058/13: R$ 8.1 million, (b) contract 021/09: R$ 2 million, (c) contract 012/09: R$ 2.3 million.
Income from Return of Investment in Transmission	427,172	234,195	82.4	The variation is mainly due to: (i) increase in the financial income from remuneration of the contractual asset by R$ 10.1 million; and (ii) an increase in the monetary adjustment of the contractual asset (IPCA) of R$ 182.8 million.
Other Income	113,999	119,229	-4.4	The variation is mainly due to: (i) provision of infrastructure sharing service: R$ 6.9 million; (ii) Proinfa: R$ 5.5 million; (iii) Gains on the Sale of Materials: R$ 2.4 million; (iv) provision of O&M services: R$ 1.6 million; (v) Communication Service : R$ 1.3 million; (vi) Gains on fixed assets: R$ 1.3 million. On the other hand, the following accounts increased: (vii) Provision of services in the country: R$ 12.1 million with no counterpart in 2019 due to the change in the chart of accounts; and (viii) CDE: R$ 2.2 million.
Deductions to the Operating Revenue	-304,415	-332,710	-8.5	The variation is mainly due to: (i) reduction of RGR (Reversal Global Reserve) expenses by 30.7% (R$ 13.3 million); (ii) a 22.6% reduction in Proinfa expenses (R$ 5.5 million); (iii) a 3.2% reduction in Pis/Cofins expenses (R$ 5.4 million); (iv) reduction of expenses with CFURH 9.1% (R$ 3.3 million). On the other hand, there was an increase in expenses in the CDE account of 6.51% (R$ 2.2 million).
ROL	1,551,942	1,612,916	-3.8

Operating Costs and Expenses
The Operating Expenses and Costs, in 4Q20, increased by 73% compared to 4Q19, going from R$ 710 million in 4Q19 to R$ 1,225 million in 4Q20. The variations of each income account are detailed below:

PMSO - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Personnel	-295,290	-383,560	-23.0	The variation is mainly due to: (i) reduction of expenses with salaries R$ 64.1 million; (ii) actuarial surplus R$ 30.0 million; (iii) social charges of R$ 25.2 million; (iv) social contributions R$ 24.0 million; (v) risk premium R$ 18.2 million; (vi) Additional for length of service R$ 5.0 million; (vii) Meal tickets R$ 3.2 million; (viii) overtime R$ 2.4 million; (ix) Christmas bonus R$ 1.9 million; (x) on call service R$ 1,7 million; (xi) FGTS R$ 1.5 million; (xii) commuting time R$ 1.5 million. All the reasons for cost reduction mentioned above, with the exception of the actuarial surplus, are strongly related to the dismissal of 327 employees as a result of joining the PDC (Consensual Dismissal Plan) in 4Q19. On the other hand, there was an increase in the following expenses: (xiii) health plan R$ 55.7 million; (xiv) PLR (Profit Sharing) R$ 16.6 million; (xv) Previnorte R$ 9.4 million; (xvi) vacation R$ 9.0 million.

The expected savings with PDC were R$ 111.5 million in 4Q20, having been realized at around R$ 54.2 million.
                                                                                                    The OBZ initiatives were responsible for the reduction of approximately R$ 20.3 million in 4Q20, when compared to 4Q19, with emphasis on the reduction of costs with Overtime and Risk Premium. The estimated savings were R$ 18.8 million. Personnel costs for helping Amapá in 4Q20 were R$ 0.542 million.

				Covid/19: reduction of R$ 1.5 million was identified on commuting time basis due to the pandemic, when the use of the home office was implemented.
Supplies	-14,825	-12,008	23.5	The variation is mainly due to: (i) miscellaneous expenses related to the acquisition of parts, warehousing, among others, occurred in 4Q20, due to contingencies made up to the third quarter of 2020, which aimed to prioritize only emergency and essential expenses in view of the uncertainties associated with the pandemic. Part of these expenses were postponed and ended up occurring in the last quarter of 2020. There was no forecast of significant savings with actions from OBZ for this account.
Services	-87,720	-79,430	10.4	The variation is mainly due to: (i) increase in expenses with (i) conservation of access roads: R$ 11.2 million; (ii) Miscellaneous services: R$ 6.9 million; (iii) Contractors: R$ 6.1 million; (iv) Foundation management fee: R$ 4.1 million; (v) ONS (National Electric System Operator) coordination and control: R$ 3.6 million; (vi) Other contracted transportation: R$ 3 million; (vii) Communication: R$ 2.2 million; (viii) Security and surveillance: R$ 2.2 million; (ix) Hired labor: R$ 2 million; and (x) Travel: R$ 1.3 million. On the other hand, there was a reduction in expenses with: (xi) other maintenance expenses of R$ 23 million; (xii) Maintenance and conservation of buildings: R$ 8.1 million; (xiii) Personnel transportation service: R$ 3.3 million.

OBZ: OBZ's initiatives were responsible for the reduction of approximately R$ 7.4 million in 4Q20, with emphasis on the reduction of costs with Building Services and maintenance and conservation (R$ 4.8 million), IT (R$ 3, 6 million). The estimated forecast was for savings of R$ 8.4 million in 4Q20.

				Covid/19: It was not possible to identify a reduction in costs with Services due exclusively to the pandemic.
Consensual Dismissal Plan/PAE (Provision)	-17,476	-165,378	-89.4	The variation is mainly due to: (i) in 4Q19, 327 employees joined PDC (Consensual Dismissal Plan) in the amount of R$ 165.4 million; (ii) in 4Q20 there was a provision related to the health plan of employees who will be dismissed in 2021, in the amount of R$ 14.5 million.
Other	-99,420	-10,276	867.5
Donations and Contributions	-13,188	-2,315	469.7	The variation is mainly due to: (i) an increase of R$ 4.0 million with COVID19 donations; (ii) an increase in contributions to CEPEL/ONS/CCEE of R$ 8.4 million; on the other hand, there was: (iii) a reduction of R$ 1.5 million with Annuities and Contributions to Civil Societies.
Other Operating Expenses	-86,232	-7,961	983.2	The variation is mainly due to: (i) increase of R$ 83.2 million with losses in the deactivation of assets and rights; ii) increase of R$ 7.1 million with rental of generator sets; iii) increase of R$ 4.5 million with indigenous communities; iv) increase of expenses in the amount of R$ 3.6 million related to the recovery of expenses; on the other hand, there was a reduction in expenses with: v) reduction of R$ 6.7 million with Aneel tax assessment notices; vi) reduction of R$ 4.4 million with employees assigned to other commpanies, released and amnestied; vii) reduction of R$ 2.8 million in daily service travel; viii) reduction of expenses in the amount of R$ 1.7 million related to compulsory fees; ix) reduction of R$ 3.1 million in other expenses.
TOTAL PMSO	-572,738	-650,652	-12.0

13

Operating Costs - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Energy Purchased for Resale	-150,186	-120,064	25.1	The variation is mainly due to: (i) the set of factors that interfere in the accounting of the MCP (Short-term Market), among which we highlight the 2% worsening of the GSF that went from 71.33% to 69.66%, the increase of average PLD (Settlement Price of Differences) by 58%, R$ 293/MWh in 4Q19 X R$ 462/MWh in 4Q20, and the 13% increase in energy sold through bilateral contracts, and (ii) the purchase of energy from Sinop Energia in 4Q20 by R$ 1.18 million which value was close to 4Q19 R$ 1.15 million.
Charges upon use of electricity network	-162,894	-157,890	3.2	The variation is mainly due to: (i) Readjustment of 2.5% for the 2020/21 cycle (according to REH 2,748 of 08.11.2020) in the TUST (Transmission Use Tariff) defined for the HPP Tucuruí , from R$ 6.323/MWh to R$ 6,481/MWh and the 2.51% readjustment of the TUST defined for the Samuel HPP for the 2020/21 cycle (according to REH 2,748 of 08.11.2020), from R$ 11,202/MWh to R$ 11,483/MWh.
Construction Expense	-44,013	-27,652	59.2	The variation is mainly due to: (i) resumption of investments in reinforcements and improvements in 4Q20 after the low realization during 1H20 due to the impacts of COVID-19 and the greater realization in the quarter when comparing both periods.
Fuel	-1,764	0	-	The variation is mainly due to: (i) registration of fuel costs for emergency generation at TPP Santana, located in Amapá, in the amount of R$ 1.7 million, with no counterpart in the same period in 2019.
Depreciation and Amortization	-106,464	-119,274	-10.7	The variation is mainly due to: (i) the decrease in the depreciation cost is related to the reduction in the asset base over the past few years.
TOTAL OPERATING COSTS	-465,321	-424,880	9.5

Operating Provisions - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
-245,217	365,593	167.1	The variation is mainly due to:
				(i) Impairment of R$ 252 million, with emphasis on the provision for losses in mobilization in progress that are being analyzed by Eletronorte, in the amount of R$ 84.4 million. Impairment provision for the following projects: NBTE R$ 78.0 million, HPP Samuel R$ 51.6 million, Belo Monte R$ 15.5 million, Transnorte R$ 14.1 million and SINOP R$ 8.6 million. (ii) other provisions: increase of R$ 63.6 million, with emphasis on reversals in 2019 associated with fines; (iii) Contingencies: increase of R$ 34.4 million, with emphasis on the reversal of monetary restatement of labor claims in the amount of R$ 12 million and Civil: provision of R$ 25.7 million of restatement of Sul América's value. On the other hand, there was a reduction in: (iv) onerous contract: a reduction of R$ 35.6 million, mainly influenced by the reversal of the onerous contract of HPP Coaracy Nunes in the amount of R$ 37.3 million; (v) PCLD (Allowance for Doubtful Accounts): reversal of R$ 17 million, mainly due to the non-realization of a provision against CGTEE occurred in 4Q19 in the amount of R$ 174.0 million.

Financial Income - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Financial Income	367,646	106,514	245.2
Income from financial investments	12,866	22,579	-43.0	The variation is mainly due to the following reason: (i) although there was an increase of R$ 100 million in the average cash balance, there was a drop in the CDI and, therefore, in the profitability of investments (4Q19: 0.48% x 4Q20: 0.28%)
Additional interest on energy	11,963	17,791	-32.8	The variation is mainly due to: (i) reduction of R$ 3.3 million in interest income on late payment due to the renegotiation of credits with Roraima Energia (ii) reduction of approximately R$ 1, 8 million in revenue from fines imposed on late payments.
Monetary adjustment gain	25,707	48,026	-46.5	The variation is mainly due to: (i) a reduction of R$ 39.8 million in the credit update with the holding company of R$ 3.1 billion, due to the settlement of this credit as a counterpart to the acquisition of Amazonas GT, in March/20; (ii) a reduction of R$ 3.1 million in updating credit on energy sales; on the other hand, (iii) there was an increase of R$ 20.5 million in the monetary restatement on other credits.
Exchange variation gain	30,830	6,315	388.2	The variation is mainly due to: (i) exchange rate appreciation of the dollar that occurred in the period and, as a consequence, there was an update (reduction) of financing contracts indexed to foreign currency. Reduction in the passive exchange variation account, as the effect is a reduction in expenses.
Gains on derivatives	275,621	10,463	2534.2	The variation is mainly due to: (i) asset pricing as provided for in an energy sales contract to Albras. The price of energy linked to this contract has a component derived from the LME (Aluminum) and dollar quotation.
Other Financial Income	10,659	1,340	695.4	The variation is mainly due to: (i) reimbursement of fines and financial expenses originally incurred within the scope of the CCEE due to the economic impact of Covid (around R$ 6 million); (ii) PIS/Cofins expenses (revenue reducers) were recorded in 2019, in the amount of R$ 4 million. As of 2020, such expenses started to be accounted for as Monetary Adjustment Gain.
Financial Expenses	-113,205	-110,085	2.8
Debt Charges - Financing and Loans	-39,782	-47,312	-15.9	The variation is mainly due to: (i) exchange of more onerous debts for others in an equivalent amount (around R$ 1.75 billion), however, with lower interest rates and (ii) reduction of the CDI, IPCA, TJLP, indexes of most financing contracts.
Leasing charges	-408	-684	-40.4	The variation is mainly due to: (i) reduction of Leasing accounting balance (IFRS 16).
Charges on shareholders' compensation	-3,407	-10,811	-68.5	The variation is mainly due to: (i) reduction of R$ 354 million in the balance of dividends payable (Dec/19: R$ 1.1 billion x Dec/20: R$ 0.74 billion), reducing the base on which the Selic applies; (ii) drop in the Selic rate, which remunerates the balance of dividends payable.
Monetary adjustment loss	-59,864	-63,785	-6.1	The variation is mainly due to: (i) reduction of R$ 26 million in updating declared dividends (4Q19: R$ 53.9 million x 4Q20: R$ 27.1 million); (ii) increase of R$ 22.8 million in the monetary adjustment of loans and financing.
Other Financial Expenses	-9,744	12,507	177.9	The variation is mainly due to: (i) increase in other financial expenses of approximately R$ 24 million. It should be noted that RBSE accounting record was adjusted in 4Q19.
Financial Result	254,441	-3,571	7,225.2

Equity - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Equity	98,805	-2,297	4,401.5	The variation is mainly due to: (i) increase in AmGT's result of R$ 101.2 million,due to the acquisition by Eletronorte in March/2020; (ii) NBTE's positive result of R$ 8.5 million, a positive variation of R$ 27.7 million; (iii) positive SINOP result of R$ 28.3 million, a positive variation of R$ 11.4 million when compared to the same period in 2019; On the other hand, there was: (iv) The negative result of NESA - Norte Energia (HPP Belo Monte) of R$ 66.0 million, a negative variation of R$ 50.3 million when compared to the same period of 2019, impacted by the increase depreciation account by R$ 87.3 million and EUST (Transmission System Usage Charges) by R$ 17.1 million.
Other Operating Income/expenses- R$ Thousand	4Q20	4Q19	Variation (%)
Other Operating Income/Expenses	0	9,490	-100.0	The variation is mainly due to: (i) accounting in 2019 of gains from the sale of SPEs in the amount of R$ 9.4 million, which did not occur in 4Q19.

Income Tax and CSLL - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Current IR and CSLL	-121,020	-128,300	-5.7	The variation is mainly due to: (i) Real Profit (LALUR/LACS), which is the basis for calculating IRPJ and CSLL, in 4Q20 was 29% (R$ 147 million) lower than in 4Q19, being R$ 353 million against R$ 500 million, respectively. (ii) In 4Q19, additions related to allowance for doubtful accounts were R$ 250 million, while in 4Q20 these provisions totaled R$ 25 million, and this drop of R$ 225 million in the tax base contributed to the reduction of these taxes. (iii) In addition, financial income from derivatives increased R$ 215 million in 4Q20 (R$ 276 million) compared to 4Q19 (R$ 61 million), as these revenues are excluded from the calculation base, contributed to the negative variation of the period.
Deferred IR and CSLL	-149,462	-209,278	-28.6	The variation is mainly due to: (i) deferral of temporary differences related to Contractual Assets CPC 47 had an increase of R$ 249 million in their respective Deferred Tax Liabilities; (ii) deferral of Derivatives-ALBRÁS, which in 4Q20 increased by approximately R$ 90 million.
Revenue from Tax Incentives	72,749	109,190	-33.4	The variation is mainly due to: (i) 65% drop in Profit from Exploration, being in 4Q20 it was R$ 311 million against R$ 900 million in 4Q19; (ii) In 4Q19, additions to the operating profit calculation methodology totaled R$ 737 million, with the main factor being RBSE's AVJ (Fair Value Adjustment) of R$ 647 million, a scenario that did not occur in 4Q20, due to the change in the RBSE calculation that is no longer considered in the benefit adjustments.

14

AMAZONAS GT
The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result. Amazonas GT, due to problems during the migration to SAP single instance, had its accounts impacted by bookings made in different items that occurred throughout 2019. In 4Q20, these bookings are normalized, however, for comparative purposes, and a better explanation of the results of said Company, the adjustments in each account are detailed. In addition, it is important to clarify that this Financial Statement is for management purposes, as the Company has been a subsidiary of Eletronorte since March 16, 2020.

Result Analysis

The Company had, in 4Q20, an income 316% higher than the recorded in 4Q19, changing from losses of R$ 68 million in 4Q19 to a profit of R$ 147 million in 4Q20, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue increased, in 4Q20, by 35.6% comparing to 4Q19, from R$ 629 million in 4Q19 to R$ 894 million in 4Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Generation	1,128,905	918,019	23.0
Energy supply to distribution companies	1,128,905	918,019	23.0	The variation is mainly due to: (i) R$ 67 million reversal in 4Q19 related to adjustments of contractual change from CCVE to CCEAR of TPP Aparecida and, excluding these values from the analysis, we have a variation of approximately R$ 127 million that occur for the following reasons: (ii) PIEs (Independent Producers) GERA, MANAUARA, JARAQUI, TAMBAQUI and RAESA had an increase of R$ 49.7 million due to the increase in energy supplied by 29,532.28 MWh compared to 2019, as well as an increase of 3.2%, as of Nov/2019, due to the contractual readjustment. As of Nov/2020, there was a 21% readjustment in the energy price of the PIE due to the contractual readjustment that has the IGPM readjustment index. The contracts with the referred PIES are 'pass through' so the increase in costs, with the purchase of energy and fuel, are fully passed on to Amazonas Energia; (iii) increase of R$ 27 million due to the entry of TPP Coari in January 2020. (iv) TPP Aparecida (CCEAR 34.163/14) - R$ 8.1 million increase is due to the higher amounts of CVU applied in 4Q19 (70.00 R$/MWh) and 4Q20 (77.1 R$/MWh), in addition to the levels of dispatch of generation by ONS in the periods evaluated 276 MWh in 4Q19 and 219 MWh in 4Q20 and update of the price of sale by IPCA in 2020; (iv) TPP Mauá 3 (37 CCEARs) - R$ 39.1 million increase, increase in sales revenue compared to 4Q19 is due to the higher amounts of CVU applied (70.00 R$/MWh) and in 4Q20 (77.1 R$/MWh) and update of the sale price by the IPCA in 2020;
				(v) HPP Balbina (CCVEE OC 87.495) - Increase of R$ 15.2 million and update of the sale price by the IPCA in 2020, the deviation is the result of the amount of energy contracted in 4Q20 being greater than the energy contracted in the same period in 2019, (319,671.20 MWh in 4Q20 and 298,577.50 MWh in 4Q19) given the seasonality load curve recorded by the buyer at CCEE; (vi) Increase of R$ 3.3 million in countryside TPPs , due to the increase in energy supplied by 1,477 MWh in relation to 2019, as well as an increase of 2.5% as of Nov/2019, due to the contractual readjustment and an increase in fuel of 663.718 m3 in relation to 2019. In addition, as of Nov/2020, there was a 3.9% readjustment in the energy price of the countryside TPPs due to the contractual readjustment that has the readjustment index as IPCA.
Transmission	32,175	8,785	266.2
O&M Income - Transmission	10,158	6,263	62.2	The variation is mainly due to: (i) increase in the revenue billed in 4Q20 by R$ 3 million due to the increase in the RAP (Annual Allowed Revenue) ratified for the 2020/2021 cycle (REH nº 2,725/2020), resulting from the contractual assets of SS Jorge Teixeira and Manaus 01, object of new authorized reinforcements, which contributed R$ 3 million on this item.
Income from Return of Investment in Transmission	22,017	2,522	773.0	The variation is mainly due to: (i) increase of R$ 3.6 million related to the update of the measurement of the rate of remuneration of the Contractual Asset between the cycle 2020-2021; (ii) in addition, the contractual assets stopped being remunerated by NTNB to be remunerated by the implicit IRR (Internal Rate of Return) of each contract, impacting R$ 15.8 million.
Deductions to the Operating Revenue	-267,144	-267,523	-0.1	The variation is mainly due to: (i) increase of R$ 4.4 million with ICMS; and (ii) R$ 2.0 million increase in R&D.
ROL	893,936	659,281	35.6

Operating Costs and Expenses
The Operating Expenses and Costs, in 4Q20, decreased by 12.3% compared to 4Q19, from positive R$ 714 million to negative R$ 626 million, presenting the variations listed below:

PMSO - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Personnel	-38,827	-35,654	8.9	The variation is mainly due to:
(i) non-recording in 4Q19 of Christmas bonus monthly provisions of approximately R$ 5.1 million, accounted cumulatively in January 2019;
(ii) accumulated record, in 4Q20, of vacations 2020 provisions of approximately R$ 3.2 million;
Disregarding the two values above, we would have a reduction of approximately R$ 5.1 due to the following facts:
(iii) Reduction of R$ 8.5 million related to Salary. This reduction is linked to the contract termination of 52 employees in 2019, of which 51 are due to joining the PDC (Consensual Dismissal Plan), with 37 leaving only in the 2nd semester/2019; Also contributing to this reduction was the contract termination of 9 employees in the 1st semester/2020. The estimated reduction in the PDC item in the quarter was R$ 4.9 million;
(iv) Regarding OBZ (Zero-base Budget), which estimated a reduction of R$ 1.6 million in the quarter, had a reduction of approximately R$ 200 thousand due to the linearization of values obtained with the implementation of CGPAR23, which deals with a resolution to adapt the health plan of state-owned companies;
				(v) reduction of R$ 123 thousand with risk premium and overtime due to greater control over overtime authorization partially offset by (vi) PLR (Profit Sharing) increase of R$ 2.7 million.
Supplies	-5,102	-6,683	-23.7	The variation is mainly due to: (i) a reduction of approximately R$ 1 million with the acquisition of material for the maintenance of countryside plants, which did not occur in 4Q20; (ii) a reduction of approximately R$ 0.6 million with the acquisition of lubricating oil for the generating units, due to the reduction in generated energy; on the other hand (iii) there was an increase in Health and Work materials by R$ 60 thousand. OBZ's expected savings were not projected.
Services	-29,435	-26,431	11.4	The variation is mainly due to: (i) increase of approximately R$ 1.3 million in expenses with employees requested from other companies mainly with the requisition of Eletronorte employees as of July/2020; (ii) increase of approximately R$ 0.7 million in Environmental Monitoring services for atmospheric emissions. (iii) an increase of approximately R$ 1.0 million in hospital medical care with an increase of illness cases. In OBZ (Zero-based Budget), savings of R$ 1.4 million were expected in the quarter, and R$ 1.9 million were realized.
Consensual Dismissal Plan/PAE (Provision)	0	-8,714	-100.0	The variation is mainly due to: (i) the dismissal of 37 employees in 4Q19, which did not occur in 4Q20.
Other	-5,493	-39,011	-85.9
Donations and Contributions	-243	-1,823	-86.7	The variation is mainly due to: (i) registration in 4Q19 referring to the associative contribution to CEPEL, which did not occur in 4Q20.
Other Operating Expenses	-5,250	-37,188	-85.9	The variation is mainly due to: (i) Reversal of expense recovery of R$ 32 million in 4Q19, increasing it;
TOTAL PMSO	-78,857	-116,493	-32.3

Operating Costs - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Energy Purchased for Resale	-111,244	-75,871	46.6	The variation is mainly due to: (i) an increase of R$ 24 million due to the PIEs (Independent Producers) GERA, MANAUARA, JARAQUI, TAMBAQUI and RAESA contracts, which increased due to the higher in energy supplied by 29,532.28 MWh compared to 2019, as well as an increase of 3.2% from Nov 2019 due to the contractual adjustment. As of Nov /2020, there was a 21% readjustment in the energy price of the PIE due to the contractual readjustment that has the IGPM readjustment index. This increase also was reflected in the increase in revenue. (ii) an increase of R$ 11 million in MCP (short-term market), due to the increase in exposure of around 43 average MW in 4Q20 of TPP Aparecida.
Charges upon use of electricity network	-13,579	-21,371	-36.5	The variation is mainly due to: (i) registration of R$ 3.7 million in 4Q19 referring to the meeting of accounts with AmD (Amazonas Distribution Company); (ii) registration of R$ 3 million in 4Q20 related to the reversal of the provision for the July 2020 portion, accounted for in 4Q20; (iii) EUSD (Distribution System Usage Charges) - represents a reduction of approximately R$ 1 million, which is due to the reduction in expenses with ancilliary expenses CUSD (Distribution System Usage Contract), which refers to PIEs (Independent Producers). The variation in PIE's ancilliary expenses in 2020 was 11% lower than in 2019 due to the variation in tariffs in the aforementioned years. CUSD tariffs in 2019 were as follows: 7.426 R$/KWh in Nov/2019 and 6.42 R$/KWh in Dec/19 while for 2020 we have the following values 6,457 R$/KWh in Nov/2020 and 7,58 R$/KWh in Dec/20.
Construction Expense	0	-6,702	-100.0	The variation is mainly due to: (i) accounting for improvement and reinforcement works at the SS's Manaus 1 and Jorge Teixeira, which did not occur in 4Q20.
Fuel	-587,448	-584,371	0.5	The variation is mainly due to: (i) Non-recurring registration in 4Q19 of approximately R$ 18 million in provisions for ICMS calculation and reclassification. Considering the recurring values, we would have an increase of R$ 21 million in relation to 4Q20, explained by: (ii) contractual readjustment of 4.2% occurred in November 2019, representing an increase of R$ 12 million and; (iii) an increase of R$ 9.3 million in 4Q20 referring to incidental expenses for the inclusion of thermoelectric branches registered as of 4Q19.
(-) Expenses recovery - Grant received	328,949	245,695	33.9	The variation is mainly due to: (i) reversal in 4Q19 in the total amount of R$ 83.2 million referring to the CCC recovery provisions for April, May, June and July/2019.
Depreciation and Amortization	-29,265	-79,279	-63.1	The variation is mainly due to: (i) Accounting record of R$ 40 million referring to the depreciation of TPP Mauá 3 unitized assets in December 2019, that means, the annual cost of the Depreciation of TPP Mauá 3 was recorded in one month only, while in 4Q20 the registration occurred in the whole quarter.
TOTAL OPERATING COSTS	-412,587	-521,899	-20.9

15

Operating Provisions - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
-134,772	-75,711	78.0	The variation is mainly due to:
(i) provision of R$ 95 million referring to allowance for doubtful accounts arising from the default of Amazonas Distribuidora.
				(ii) provision of R$ 38 million for losses related to several judicial deposits.

Financial Income - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Financial Income	87,256	49,193	77.4
Income from financial investments	3,940	5,678	-30.6	The variation is mainly due to the following reason: (i) although there was an increase in the balance applied in 4Q20 by 60% when compared to 4Q19, there was a decrease in the profitability of the investments in the extra-market BB Fund, due to the decrease in the variation of the ANBIMA's IRF-M index, the basis of the financial investments of Amazonas GT.
Monetary adjustment gain	11,188	787	1321.6	The variation is mainly due to: (i) increase of R$ 7.8 million related to the update of energy bills related to the Debt Confession Instrument contract of HPP Balbina signed on 9/13/2019, with remaining balance of R$ 274 million in December 2020; (ii) R$ 1.8 million increase related to the updating of energy bills related to the PIE's (Independent Producers) Debt Confession Instrument contract signed on 10/30/2020, with a remaining balance of R$ 841 million in December 2020.
Other Financial Income	72,128	42,728	68.8	The variation is mainly due to: (i) increase of R$ 29.5 million related to the updating of energy bills with Amazonas Energia and the receipt of interest.
Financial Expenses	-164,751	-117,407	40.3
Debt Charges - Financing and Loans	-23,033	-43,860	-47.5	The variation is mainly due to: (i) reduction of R$ 20 million due to the renegotiation of interest and fines on loan contracts obtained from Eletrobras as of July 2020; and lower Selic Rate charges 4.4% in 4Q19 against 1.9% in 4Q20.
Leasing charges	-83,849	-78,653	6.6	The variation is mainly due to: (i) contractual readjustment of the leasing contracts (with the capital's PIEs) in November 2020 of approximately 7%.
Monetary adjustment loss	-20,332	7,530	370.0	The variation is mainly due to: (i) increase of R$ 20 million in 4Q20 due to the registration of updates to El Paso's processes.
Exchange variation loss	-1,306	-2,016	-35.2	The variation is mainly due to: (i) the effect of the exchange variation on the R$ 600 thousand O&M contract of TPP Aparecida;
				(ii) the effect of the exchange variation on the R$ 120 thousand O&M contract of Mauá 03.
Other Financial Expenses	-36,231	-408	8780.1	The variation is mainly due to: (i) increase of R$ 25 million related to the update of the IRCS; (ii) increase of R$ 5 million in PIS/COFINS updates; (iii) increase of R$ 3.7 million in interest on late payments and updating of charges related to payments from PIEs (Independet Producers) due to the delay in receiving amounts due by Amazonas Distribuidora; (iv) increase of R$ 419 thousand and late payment fines related to debt charges; and (v) increase of R$ 725 thousand in IOF and Fines.
Financial Result	-77,495	-68,214	-13.6

Income Tax and CSLL - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Current IR and CSLL	-47,302	33,806	239.9	The variation is mainly due to: (i) reversal of the Income Tax referring to 2019 in the amount of R$ 33 million, due to the revision of the calculation basis (additions and exclusions) of the Income Tax and CSSL. (ii) In 4Q19, the effect of allowance for doubtful accounts in the amount of income tax was not considered, impacting R$ 32 million.
Deferred IR and CSLL	4,562	21,006	78.3	The variation is mainly due to: (i) the effect of deferred charges in relation to accounting records of allowance for doubtful accounts, in the amount of R$ 95 million. In 4Q19, there was a much lower amount of R$ 13 million in 4Q20.

16

CGT ELETROSUL
The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result. Regarding 4Q19, specifically in the case of Eletrosul, the effects of the official letter are just for management purposes as it is a company that has become extinct since its incorporation into the former CGTEE.
Result Analysis

The Company had, considering its consolidated financial statements, in 4Q20, a result 407.7% higher than ascertained in 4Q19, going from a loss of R$ 474 million in 4Q19 to a profit of R$ 1,459 million in 4Q20, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 4Q20, increased 3.2% compared to 4Q19, going from R$ 707 million in 4Q19 to R$ 729 million in 4Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q20 [a]	4Q19 [b]	4Q19 Eletrosul	4Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Generation	296,556	462,771	273,636	189,135	-35.9
Energy supply to distribution companies	266,057	416,439	266,875	149,564	-36.1	The variation is mainly due to the following reason: (i) increase in the provision for reimbursement for insufficient generation at TPP Candiota, with a reduction of R$ 112 million in ACR (Regulated Market) revenue. In 2020 the increase in reimbursement was mainly due to the machine shutdown between June 28 and November 22 due to technical problems. It is worth noting that most of this reduction refers to the availability given to the Plant's CVU is around R$ 87/MWh while the PLD (Settlement Price of Differences) was above R$ 300/MWh in 4Q20; (ii) reduction in ACL (Free Contracting Environment) revenue due to the 28 MW average drop in energy sold and the -12% variation in the average sale price, accounting for the R$ 38.5 million decrease.
Short Term Market (CCEE)	30,499	46,332	6,761	39,571	-34.2	The variation is mainly due to the following reason: (i) a 34% drop in hydraulic generation between 4Q19 (129 average MW) and 4Q20 (84 average MW) due to lower rainfall and which generated several effects in the CCEE (Electric Energy Trading Chamber) accounting which net result was lower by R$ 11.2 million; (ii) a reduction of R$ 2.9 million in financial income associated with amounts not settled within the short-term market, which from 2020 onwards are accounted in "other financial income" item; and (iii) a reduction of R$ 1.7 million associated with other effects caused by market accounting.
Transmission	507,155	334,973	334,973	0	51.4
O&M Income - Renewed lines - Transmission	160,711	177,725	177,725	0	-9.6	Eletrobras, due to the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, made adjustments to its transmission assets - RBSE, until then classified as financial assets, starting to be treated as a contract under CPC 47- Costumer Contract Revenue.
						Regarding Eletrosul, as it is a company that has become extinct since its incorporation into CGTEE, the effects of the aforementioned Letter will occur in the DMPL (Statement of Shareholders' Equity), and cannot be adjusted in the transmission revenues in the DRE (Income Statement). For management purposes, if it were possible to make an adjustment to the Income Statement, the variation would be a reduction of R$ 18 million between quarters due to: (i) reduction of approximately 53% in the O&M RAP (Annual Allowed Revenue) related to MP 579/2012, converted into Law 12,783/2013, which will occur gradually, equivalent to 1/5 per cycle, and will take place in full in the 2022/2023 tariff cycle. The review is retroactive to the cycle started in July/2018, a fact that led to return part of the RAP received, through the Adjustment Portion - PA. The decrease in RAP, excluding the return amount through the adjustment portion, was R$ 25 million; and (ii) the taxes that make up the gross RAP, including the portion related to RBSE, are classified in O&M revenue. As there was an increase in RBSE's RAP in 2020, due to the revisions of flows, the taxes of these RAPs added R$ 8 million to O&M revenue in 4Q20.
O&M Income - Transmission	45,870	60,337	60,337	0	-24.0	For management purposes, if it were possible to make an adjustment to the Income Statement, the variation would be an increase of R$ 10 million between the quarter due to (i) increase of R$ 8 million in the quarterly RAP (Annual Allowed Revenue) of concession 010/2005, basically due to the beginning of operation of new facilities; and (ii) O&M repricing, in 2020, of the 004/2004 concession, after the periodic tariff review, of R$ 2 million.
RBSE income	0	52,062	52,062	0	-100.0	Eletrobras, due to the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, made adjustments to its transmission assets - RBSE, until then classified as financial assets, starting to be treated as a contract under CPC 47- Costumer Contract Revenue.
						Regarding Eletrosul, as it is a company that has become extinct since its incorporation into CGTEE, the effects of the aforementioned Letter will occur in the DMPL (Statement of Shareholders' Equity), and cannot be adjusted in the transmission revenues in the DRE (Income Statement).
Transmission Construction Income	56,452	14,880	14,880	0	279.4	For management purposes, if it were possible to make an adjustment to the Income Statement, the variation would be an increase of R$ 40 million between the quarter due to: (i) increase in the volume of transmission projects being built by the company in 2020, linked to Aneel's authoritative resolutions and improvements made to the existing system.
Income from Return of Investment in Transmission	244,122	29,969	29,969	0	714.6	For management purposes, if it were possible to make an adjustment to the Income Statement, the variation would be an increase of R$ 40 million between the quarter due to: (i) increase in inflation rates in 2020; and b) increase in the balance of contractual assets due to the adjustments resulting from the tariff reviews consolidated in ANEEL Resolution 2,725/2020, accounted in September/2020.
Other Income	19,784	16,578	15,413	1,165	19.3	The variation is mainly due to the following reason: (i) in 4Q20, provision was made for revenue from the Multimedia Communication Service contract in the amount of R$ 5.2 million. Of this amount, approximately R$ 4.6 million refer to the period Jan/20 to Sep/20 and R$ 600 thousand refers to 4Q20 itself. Excluding the effect of R$ 4.6 million, the result for 4Q20 would be R$ 15.2 million, and, in addition, a small reduction explained by (ii) a reduction of R$ 850 thousand in the ash sale from TPP Candiota III in 4Q20, caused by the unscheduled maintenance shutdown of the Candiota Thermal Power Plant and (iii) the termination of engineering contracts in 2020.
Deductions to the Operating Revenue	-94,155	-107,345	-75,445	-31,900	-12.3	The variation is due to the following factors: (i) impact of the shutdown of the Candiota Plant due to technical problems with unavailability losses of R$ 87 million, which affects the calculation base, reflecting an estimated reduction of R$ 9 million in taxes applied on the revenue. The rest is inflexibility (provisioning) that does not affect billing in 2020, so it does not affect taxation. It will affect billing only in the first quarter of 2021; and (ii) closing of the RGR payment from the second half of 2020 linked to the Candiota Phase C plant in the amount of R$ 1.3 million/month.
ROL	729,340	706,977	548,577	158,400	3.2

Operating Costs and Expenses

Operating Costs and Expenses decreased 1.5% in 4Q20 compared to 4Q19, going from R$ 976 million to R$ 961 million, accordinng to the reasons listed below:
	-961,145	-976,297	-612,317	-363,980	-1.55
PMSO - R$ Thousand	4Q20 [a]	4Q19 [b]	4Q19 Eletrosul	4Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Personnel	-161,080	-147,183	-120,294	-26,889	9.4	The variation can be explained, mainly, by (i) annual salary adjustment, progression and reframing of employees of the extinct CGTEE R$ 2 million; (v) PLR (Profit Sharing) provisioning in 2020 of R$ 23.6 million over 2019; (vi) personnel allocated to investments R$ 5.3 million lower in 4Q20; (vii) reallocation of expenses with employees requested from other companies at Eletrosul and Meal Ticket at CGTEE for personnel services, in R$ 1.9 million; partially offset by (viii) Reduction resulting from the PDC (Consensual Dismissal Plan) in 4Q19 R$ 5.1 million.
						The PDC target (R$ 5.1 million) has been achieved. In relation to the goals defined in the OBZ (Zero-based Budget), it estimated a reduction of approximately R$ 3.2 million in the quarter. However, only R$ 100 thousand were reached due to: a) R$ 2 million is directly related to the ACT 2020 (Collective Labor Agreement), which was postponed throughout the year, the effects of which will only be felt in 2021 and b) overtime and risk premium that had some peaks due to the high demand for jobs.
Supplies	-9,505	-44,432	-5,725	-38,707	-78.6	The variation is mainly due to the following reason: (i) a significant reduction of approximately R$ 23.7 million in the consumption of materials for the production of energy at TPP Candiota III, due to the period in which the plant was undergoing maintenance (06/28/20 to 11/22/20). With the Candiota plant paralyzed, the company's material cost is reduced by approximately 90%; (ii) reduction of R$ 2 million in 2020 as a result of the new lime supply contract for use of the plant, which had a price/ton reduction of 18%, an initiative foreseen in the OBZ (Zero-Based Budget); (iii) regularization of the amount of R$ 2.1 million in fuel retroactive to January/19 occurred in 4Q19 and did not occur in 4Q20, which were mistakenly recorded in Services; (iv) recognition in 4Q19 of R$ 1.7 million of material expenses arising from inventory work, which did not occur in 4Q20; and (v) non-recurring registration in 4Q20 of PIS/Cofins credits from previous quarters, mainly related to the import of lime in the total amount of R$ 5.3 million, contributing to the accounting of a minor in 4Q20. The OBZ-related target for 4Q20 was R$ 550 thousand, having reached 363% of the target, after eliminating the effects of TPP Candiota shutdown.
Services	-46,800	-41,864	-31,377	-10,487	11.8	The variation is mainly due to the following reason: (i) increase of expenses in the SPE TSBE in the amount of R$ 7.5 million related to the reconstruction of stretches of the transmission line of that affected SPE; (ii) increase of R$ 1.8 million with legal services between the periods. These effects were partially offset by: (iii) reduction in travel expenses due to the pandemic and OBZ measures, in the order of R$ 3.5 million. The OBZ-related target for 4Q20 was R$ 1.9 million, with 78% of the target being achieved; (iv) reclassification of required employee expenses to "Personnel" account in 2020, while in 4Q19 there was an impact of R$ 4.2 million in the Services account.
Consensual Dismissal Plan/PAE (Provision)	0	-27,212	-19,615	-7,597	-100.0	The variation is mainly due to the following reason: (i) the record of 71 dismissals in 4Q19 without similar event in 4Q20.
Other	-14,725	15,354	-8,605	23,959	195.9
Donations and Contributions	-1,105	0	0	0	-	The variation is mainly due to the following reason: (i) donations made as a result of the COVID pandemic in 2020; and (ii) accounting in 2020 of amounts referring to annuities and contributions to civil entities that in 2019 were recorded in other expenses.
Other Operating Expenses	-13,620	15,354	-8,605	23,959	188.7	The variation is mainly due to the following reasons: (i) reversal of actuarial liabilities at CGTEE in 4Q19 in the amount of R$ 12.9 million; (ii) receipt of a donation of equipment related to Coal jigging (cleaning) in 4Q19 in the non-recurring amount of R$ 12.1 million, which was allocated to other expenses for tax purposes; and (iii) higher expense recovery in 4Q19 of R$ 6.9 million.
TOTAL PMSO	-232,110	-245,337	-185,616	-59,721	-5.4

17

Operating Costs R$ Thousand	4Q20 [a]	4Q19 [b]	4Q19 Eletrosul	4Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Energy Purchased for Resale	-155,857	-184,750	-129,470	-55,280	-15.6	The variation is mainly due to the following reason: (i) reduction of 26 MWavg of energy purchased from Eletronorte, as provided for in the contract, which caused a reduction of R$ 11.3 million; (ii) decrease of 2% in the average purchase price of portfolio contracts, which caused a reduction of R$ 3 million and, (iii) the CCEE (Electric Energy Trading Chamber) accounting showed a result of R$ 13.3 million lower in 4Q20 than in 4Q19 .
Charges upon use of electricity network	-13,470	-12,093	-5,948	-6,145	11.4	The variation is mainly due to the following reasons: (i) Readjustment of 2.54% of Transmission System Usage Charges - EUST, according to ANEEL Homologatory Resolution No. 2,726/2020; and (ii) non-recurring increase in the amount of R$ 548 thousand, resulting from the settlement of accounts for previous years between CGT Eletrosul and 'Administración Nacional de Usinas y Trasmisiones Eléctrica' - UTE.
Construction Expense	-56,505	-15,453	-15,453	0	265.7	The variation is mainly due to the following reason: (i) increase in the volume of transmission projects being built by the company in 2020, linked to Aneel's authoritative resolutions and improvements made to the existing system.
Fuel	-16,795	-55,589	0	-55,589	-69.8	The variation is mainly due to the following reasons: (i) shutdown of TPP Candiota III due to technical problems between 06/28 and 11/22, leading to a reduction of R$ 36.3 million in fuel use. In 2019, the plant operated normally in the same period; and (ii) in 4Q20, R$ 2.4 million of provision made in 1Q20 was reversed, thus reducing the amount for this quarter.
(-) Expenses recovery - Grant received	9,222	42,258	0	42,258	-78.2	The variation is mainly due to the following reason: (i) shutdown of TPP Candiota III due to technical problems between 06/28 and 11/22. In 2019 the plant operated normally in the same period.
Depreciation and Amortization	-62,268	-57,049	-39,774	-17,275	9.1	The variation is mainly due to the following reason: (i) part of the overhaul immobilization and the jigging system occurred only in 2020, increasing the asset base. The depreciation of this fixed asset was R$ 5.3 million in the quarter.
TOTAL Custos Operacionais	-295,673	-282,676	-190,645	-92,031	4.6

Operating Provisions R$ Thousand	4Q20 [a]	4Q19 [b]	4Q19 Eletrosul	4Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Provisões Operacionais	-433,362	-448,284	-236,056	-212,228	-3.3	The variation is mainly due to the following reasons: (i) provision for losses on investments with SPE ESBR in 2019 in the amount of R$ 202 million, which reversal occurred in 2020 in the amount of R$ 194.6 million; (ii) reduction in the amount of contingencies from R$ 220 million in 4Q19 to R$ 82 million in 4Q20; (iii) the provision reversal of the energy purchase onerosity (PPA) after the quarterly economic-financial analysis in the amount of R$ 73.6 million; partially offset by (iv) the increase in the actuarial liability record from R$ 13 million in 4Q19 to R$ 44 million in 4Q20; and (v) registration of impairment in Phase C of TPP Candiota in the amount of R$ 611.4 million due to the change in the post-tax discount rate from 4.40% to 6.11%, the revision of the reimbursement estimate of coal as a result of ANEEL Order No. 2,616/2020, which revised the historical stock and changed the estimate of the fuel reimbursement period from 2027 to 2024, due to the expiration of the regulated sales contract, which is the main factor of the variation.

Financial Income R$ Thousand	4Q20 [a]	4Q19 [b]	4Q19 Eletrosul	4Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Financial Income	69,684	26,518	25,753	765	162.8
Income from financial investments	8,432	15,489	14,749	740	-45.6	The variation is mainly due to the following reason: (i) reduction in the average profitability of the company's investments portfolio, from 1.37% to 1.10% in 4Q20. The portfolio is basically composed of short-term government bonds and its profitability normally follows changes in the basic SELIC rate.
Exchange variation gain	43,188	10,795	10,799	-4	300.1	The variation is mainly due to the following reason: (i) in 2019, foreign currencies, which the company has debt contracts, depreciated, with the dollar exchange rate going from R$ 4.16 to R$ 4.03 and euro from R$ 4.54 to R$ 4.53, which triggered the positive variation in 4Q19. In 4Q20, both dollar and euro depreciated even more than in 4Q19, with dollar going from R$ 5.64 to R$ 5.20 and the euro from R$ 6.61 to R$ 6.38. It should be noted that of the total amount of debt that the company has, R$ 651 million (23.21%), is in foreign currency.
Other Financial Income	18,064	234	205	29	7,619.7	The variation is mainly due to the following reasons: (i) provision for monetary adjustment gain on Energy credits at the Electric Energy Trading Chamber (CCEE) in the amount of R$ 15.8 million (IGPM); and (ii) reduction of PIS/COFINS on financial income in the amount of R$ 1.3 million due to the lower amount in 4Q20 of the respective revenues that serve as the basis for calculation.
Financial Expenses	-89,515	-345,453	-240,429	-105,024	-74.1
Debt Charges - Financing and Loans	-36,056	-130,419	-35,071	-95,348	-72.4	The variation is mainly due to: (i) capitalization of financing contracts granted to CGTEE (now extinct company) by Eletrobras in the amount of R$ 4.7 billion at the end of 2019, divided by R$ 1.4 billion for AFAC (Advance for Future Capital Increase) and R$ 3.3 billion in debt; and (ii) reduction of the rates used in calculating charges (CDI, TJLP, Selic).
Leasing charges - suppliers	-1,453	0	0	0	-	The variation is mainly due to the following reason: (i) Energy installment charges not paid by CGTEE to Eletronorte in 2019, which payment is being made in 36 installments.
Leasing charges	-1,100	-1,179	-1,179	0	-6.7	The variation is mainly due to the following reason: (i) appropriation of interest embedded in the leasing installments. The discount rates vary between 8.82% to 11.18% per year, and over time, the appropriation of interest tends to be lower, even with the updating of the contracts. The variation of 6.7% would be the spread between the discount rate adopted, contract update rates and their respective balances.
Charges on shareholders' compensation	0	-6,197	0	-6,197	-100.0	The variation is mainly due to the fact that: (i) in 2019, CGTEE had unpaid dividends in its balance sheet in the amount of R$ 110 million, which was charged on shareholders' compensation, while , in 2020, dividends were distributed in 2Q20, including the historical balance from CGTEE.
Monetary adjustment loss	-30,705	-8,719	-8,719	0	252.2	The variation is mainly due to the following reason: (i) increase in IPCA between the periods, from 1.77% in 4Q19 to 3.13% in 4Q20; (ii) the effect of debentures fundraising in December/2020, recording R$ 2.3 million in monetary variation in that month; (iii) monetary variation on judicial contingencies of R$ 7 million more in 2020, mainly due to the revision in the process of updating labor contingencies as of December 2019; and (iii) as a result of the expertise carried out in labor proceedings arising from CGTEE, which resulted in an increase in the probable amounts of labor contingencies between the periods.
Fair value adjustment - RBSE loss	0	-181,876	-181,876	0	-100.0	Eletrobras, due to the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, made adjustments to its transmission assets - RBSE, until then classified as financial assets, starting to be treated as a contract under CPC 47- Costumer Contract Revenue.
						Regarding Eletrosul, as it is a company that has become extinct since its incorporation into CGTEE, the effects of the aforementioned Letter will occur in the DMPL (Statement of Shareholders' Equity), and cannot be adjusted in the transmission revenues in the DRE (Income Statement).
Other Financial Expenses	-20,201	-17,063	-13,584	-3,479	18.4	The variation is mainly due to the following reasons: (i) In 4Q20 there was an increase of R$ 12.8 million in guarantees and credit structuring fees in relation to 4Q19, and the highlight was R$ 8.2 million in structuring of debentures of R$ 300 million contracted in Dec/20; (ii) monetary restatement of the liability balance related to the flow of fees for Use of Public Goods of R$ 3.2 million, where the IGPM had a strong influence due to the positive 24% variation between 2019 and 2020; Partly offset by (iii) a R$ 18.7 million reduction in 4Q20 related to expenses with commissions, IOF, late payment fees and interest and fines, resulting from the settlement/reduction of financing contracts with the capitalization of CGTEE's debt and renegotiation of contracts that were in default in 2019; and (iv) the transfer, in 4Q19, of R$ 5 million to assets referring to bank guarantee expenses linked to SPE financing contracts transferred to Eletrobras.
Financial Result	-19,831	-318,935	-214,676	-104,259	93.8

Equity R$ Thousand	4Q20 [a]	4Q19 [b]	4Q19 Eletrosul	4Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Equity	-7,590	42,509	42,509	0	-117.9	The variation is mainly due to the following reasons: (i) a negative variation in the equity income of SPE ESBR of R$ 89.4 million due to the lower result in 2020. In 2019, this SPE recorded a reversal of provisions for the recoverable value of assets related to the improvement of PLD (Settlement Price of Differences) and GSF scenario in the amount of R$ 748 million, which enabled the positive result in 4Q19; (ii) positive variation of R$ 22.1 million in the equity income of SPE Fronteira Oeste and R$ 20.5 million in SPE Transmissora Sul Litorânea de Energia. The improvement in the results of the respective SPEs was impacted by the application of the new contractual asset calculation model in 2020, implying an increase in the quarter of R$ 34.2 million and R$ 42.1 million in the transmission results of the SPEs FOTE and TSLE, respectively. SPE Teles Pires did not show significant fluctuations in its result in the period.
Other Operating Income/expenses- R$ Thousand	4Q20	4Q19	4Q19 Eletrosul	4Q19 CGTEE	Variation (%)	Analysis
Other Operating Income/Expenses	0	-36,641	-36,641	0	-100.0	The variation is mainly due to the following: (i) The amount in 2019 refers to the cost of selling the concession 001/2015 and includes the recognition of the expense related to the sale of part of the investments made for the construction of transmission assets linked to Concession Contract No. 001/2015 (Lot A) to new concessionaires, which did not occur in 2020.

Income Tax and CSLL R$ Thousand	4Q20 [a]	4Q19 [b]	4Q19 Eletrosul	4Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Current IR and CSLL	-11,453	-31,489	-31,489	0	-63.6	The variation is mainly due to the following reason: (i) in 4Q19, the extinct CGTEE announced a negative result and therefore did not collect IR and CSLL, the value of that period being only that referring to Eletrosul. In 2020, CGT Eletrosul posted a tax profit of R$ 54 million in 4Q20, which allowed the use of R$ 16 million of accumulated losses, reducing the amount to be collected by R$ 5.5 million.
Deferred IR and CSLL	1,727,250	138,092	138,092	0	-1,150.8	The variation is mainly due to the following reasons: (i) the recognition of tax credits arising from the company's accumulated losses in the amount of R$ 1.53 billion; (ii) Impairment of Candiota R$ 208 million as a result of a new study carried out on that asset, which brought the perspective that it would not be possible to recover the entire investment allocated in that unit; (iii) constitution of new labor provisions R$ 53 million; (iv) impacts resulting from the corporate revenue from the transmission R$ 99 million; Offset by: (v) reversals of onerous contracts and losses on investments R$ 91 million.
Non-controlling Shareholders	-2,167	-1,645	-1,645	0	-31.7	The variation is mainly due to the following reason: (i) consolidation of the investee SPE Livramento, resulting from the participation of minority shareholders.

18

ELETRONUCLEAR

Result Analysis

The Company had, in 4Q20, a result 78.7 % higher than that ascertained in 4Q19, going from losses of R$ 493 million in 4Q19 to a loss of R$ 105 million in 4Q20, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 4Q20, decreased by 3.2% compared to 4Q19, going from R$ 799 million in 4Q19 to R$ 773 million in 4Q20. The variations of each income account are detailed below:

Gross Revenue	4Q20	4Q19	Variation (%)	Analysis
Generation	881,030	910,086	-3.2
Energy supply to distribution companies	881,030	910,086	-3.2	The variation is mainly due to: (i) increase of R$ 79.3 million (9.3%) in the Fixed Revenue of the Angra 1 and 2 Plants, according to ANEEL Homologatory Resolution No. 2,661/2019, which increased from R$ 852.3 million to R$ 931.6 million, however,offset by (ii) provision for negative energy deviation in the amount -R$ 50.6 million referring to non-generation of energy compared to the total physical guarantee, caused by: a) extension of the Angra 1 stoppage (1P25) for 26 days beyond the expected, due to a short circuit in the connection of the excitratriz with the electric generator; b) by the extension of the stop at Angra 2 (2P16) for 35 days longer than expected, due to oxidation observed in 52 fuel elements; (c) after the return of the Angra 2 Plant to operation, it was defined that its power will be reduced from 100% to 90% during the entire cycle of the new fuel elements. In terms of the physical quantity of energy produced at the Angra 1 and 2 plants, there was a reduction of -6.4% in annual performance, with R$ 4,379.2 thousand MWh (4Q19) and R$ 4,100.8 thousand MWh (4Q20); (iii) accounting for energy surplus in the amount of R$ 57.7 million in 4Q19, which did not occur in 4Q20.
Other Income	280	30	833.3	The variation is mainly due to: (i) Eletronuclear rental revenue from various permission holders, in the amount of R$ 70 thousand. In 2019 they were treated as reimbursement of terms of use permission, recognized as reduction of expenses, but from 2020 on they became rental contracts and classified as "other revenues"; and (ii) revenues from leniency agreements in the amount of R$ 210 thousand in 4Q20, which did not occur in 4Q19.
Deductions to the Operating Revenue	-107,926	-111,485	-3.2	Variation proportional to revenue.
ROL	773,384	798,631	-3.2

Operating Costs and Expenses
The Operating Expenses and Costs, in 4Q20, decreased by 42.7% compared to 4Q19, going from R$ 1,062 million in 4Q19 to R$ 609 million in 4Q20. The variations of each income account are detailed below:

PMSO - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Personnel	-155,663	-186,959	-16.7	The variation is mainly due to: (i) PLR (Profit Sharing)/2019 provision without counterpart in 4Q20 in the amount of R$ 21.0 million; (ii) reduction in the use of the Health Plan - R$ 2.9 million; (iii) reduction in Risk Premium - R$ 2.7 million; (iv) reduction related to the adhesion of 56 employees to the last Consensual Dismissal Plan, with the last contract terminations computed in April 2020; offset by: (v) lower amounts allocated from Men-Hour (HH) R$ 10.9 million in 4Q20 and R$ 12.6 million in 4Q19. The expectation of reduction in the personnel account was approximately R$ 33.7 million, of which R$ 8.5 million in 4Q20 was expected with the Conssensual Dismissal Plans. Considering the last 3 ones with effects in 2019 and 2020, the effective savings were R$ 10.3 million in 4Q20, exceeding the savings target. There was no OBZ (Zero-Based Budget) target on personnel for Eletronuclear.
Supplies	-8,207	-11,349	-27.7	The variation is mainly due to: (i) costs of pre-stoppage Angra 1 (1P25, which occurred in the 1st quarter of 2020) in the amount of R$ 2.9 million which occurred in 4Q19, but not in 4Q20.
Services	-65,470	-75,624	-13.4	The variation is mainly due to: (i) remaining costs of the Angra 1 stoppage (2P15, occurred in the 2nd quarter of 2019) in 4Q19, in the amount of R$ 12.3 million and without any similar event in 4Q20; (ii) higher miscellaneous expenses of R$ 4.6 million and expenses with auctioneers of R$ 2.0 million in 4Q19, which did not occur in 4Q20; partially offset by (iv) higher spending on FEAM (Eletronuclear Medical Assistance Foundation) in the amount of R$ 9.8 million in 4Q20.
Consensual Dismissal Plan/PAE (Provision)	4,819	-12,523	-138.5	The variation is mainly due to: (i) in 4Q20, there were reversals of previous provisions for the use of the medical plan in the amount of R$ 4.8 million, on the other hand, in 4Q19, there were 34 contract terminations by PDC (Dec/19), as well as a provision for 22 more employees leaving the company in 2020, in addition to a provision for a medical plan in the total amount of -R$ 19.0 million, and reversals of provisions from previous plans for the use of the medical plan in the amount of + R$ 6.5 million.
Other	-49,888	-29,966	66.5
Donations and Contributions	191	-314	-160.8	The variation is mainly due to: (i) in 4Q19, CCEE (Electric Energy Trading Chamber) contributions R$ 0.2 million + ONS (National Electric System Operator) contributions R$ 0.1 million; (ii) in 4Q20, reclassification of ONS contributions to other operating expenses reducing -R$ 0.1 million.
Other Operating Expenses	-50,079	-29,652	68.9	The variation is mainly due to: (ii) in 4Q20, adjustment of amounts accounted in 'Investment' that were transferred to "Other expenses" referring to discontinued projects, in the amount of R$ 29.5 million with no counterpart in 2019 , partially offset (ii) losses recognized in labor lawsuits in 4Q19 in the amount of R$ 8.4 million, which did not occur in 4Q20.
TOTAL PMSO	-274,409	-316,421	-13.3

Operating Costs	4Q20	4Q19	Variation (%)	Analysis
Charges upon use of electricity network	-43,964	-38,625	13.8	The variation is mainly due to: (i) in 4Q20, reduction of CUST (Transmission System Usage Contracts) by R$ 1.1 million; (ii) in 4Q19, reversal of the CUSD (Distribution System Usage Contracts) provision in the amount of R$ 6.4 million, with no counterpart in 4Q20.
Fuel	-152,530	-116,795	30.6	The variation was mainly due to: (i) 3% increase in consumption of fissile uranium equivalent (Kg Ueqv), being 335.714 Kg Ueqv in 4Q19 and 347.301 Kg Ueqv in 4Q20 in the amount of R$ 9.0 million; (ii) increase in the average cost of nuclear fuel refills that were consumed in the compared periods in the amount of R$ 9.5 million, representing an approximate increase of 14.1% in their equivalent average unit prices due to the readjustment portion of price on contracts for the acquisition of fuel elements, in the steps that involve adjustment for exchange variation (dollar and euro); (iii) non-recurring adjustment in the amount of R$ 17.2 million (4Q20) related to fuel consumption in previous quarters, previously determined by estimates.
Depreciation and Amortization	-152,497	-149,225	2.2	No relevant variation.
TOTAL OPERATING COSTS	-348,991	-304,645	14.6

Operating Provisions	4Q20	4Q19	Variation (%)	Analysis
	14,760	-441,079	-103.3	The variation is mainly due to: (i) provision for contingencies in the amount of -R$ 7.1 million due to the review of forecasts in several lawsuits; (ii) actuarial update in the amount of + R$ 22.9 million in 4Q20 and R$ 32 million in 4Q19; (iii) in 4Q19, Angra 3 Impairment was recorded in the amount of R$ 462.1 million, without occurring in 4Q20.

19

Financial Income	4Q20	4Q19	Variation (%)	Analysis
Financial Income	-86,796	-3,968	-2,087.4
Income from financial investments	14,045	1,365	928.9	The variation is mainly due to: (i) gains in the amount of R$ 12.8 million in investments with a foreign exchange fund for the Angra III Plant with balance on 12/31/20 of R$ 281.4 million.
Monetary adjustment gain	463	-2,507	118.5	The variation is mainly due to: (i) positive updates of judicial deposits in the compared periods.
Exchange variation gain	7,669	7,086	8.2	The variation is mainly due to: (i) updating of liabilities with suppliers held in foreign currency due to exchange rate fluctuation in the compared periods. Accordingly, the net exchange variation (assets and liabilities) was R$ 0.1 million.
Other Financial Income	-108,973	-9,912	-999.4	The variation is mainly due to: (i) in 4Q19, negative profitability of the Decommissioning Fund, which in 4Q19 was R$ 18.1 million; (ii) in 4Q20, negative profitability of the Decommissioning Fund in the amount of R$ 110.5 million; The Decommissioning Fund has positions in future dollar repurchase operations and the variation in its profitability is extremely subject to these exchange rate fluctuations.
Financial Expenses	-181,448	-205,758	-11.8
Debt Charges - Financing and Loans	-124,293	-152,758	-18.6	The variation was mainly due to: (i) in 2020, reduction in the indices of contracts with BNDES and Holding, with emphasis on (a) Long-term Interest Rates (TJLP) from 5.57% in December 2019 to 4.55% in December 2020 (b) CDI from 6.11% in December 2019 to 2.97% in December 2020. and (ii) conversion of loans with the Holding Company into Capital in the amount of R$ 1,035.8 million (October/2020).
Leasing charges	-767	-1,481	-48.2	The variation is mainly due to: (i) reduction of leasing liabilities as a result of amortizations, with no counterpart in 2019. With the adoption of IFRS 16, the Company fails to recognize operating costs and expenses arising from operating leasing contracts and now recognizes in its income statement the effects of the depreciation of the rights to use the leased assets as well as the financial expense and exchange variation calculated based on the financial liabilities of the leasing contracts.
Monetary adjustment loss	-14,124	-3,284	330.1	The variation is mainly due to: (i) updating of the debt confession agreement with Furnas, in the amount of R$ 6.5 million; (ii) other passive updates in the compared periods.
Exchange variation loss	-5,258	-4,834	8.8	The variation is mainly due to: (i) updating of liabilities with suppliers held in foreign currency due to exchange rate fluctuation in the compared periods. Accordingly, the net exchange variation (assets and liabilities) was R$ 0.1 million.
Other Financial Expenses	-37,006	-43,401	-14.7	The variation is mainly due to: (i) lower adjustment to the present value of the Decommissioning Fund (-R$ 4.5 million);
Financial Result	-268,244	-209,726	-27.9

Income Tax and CSLL	4Q20	4Q19	Variation (%)	Analysis
Current IR and CSLL	-1,577	-19,830	-92.0	The variation is mainly due to: (i) Result applied to taxable income for the period.

20

ELETROPAR

Result Analysis

The Company had, in 4Q20, an income 1,132 % higher than that ascertained in 4Q19, changing from losses of R$ 1,117 thousand in 4Q19 to a profit of RS11,523 thousand in 4Q20, mainly due to the reasons described below.

Operating Costs and Expenses
Operating Expenses and Costs had, in 4Q20, increased of 0.8% compared to 4Q19, changing from R$ 1,684 thousand to R$ 1,698 thousand of expenses, with the variations listed below:

Gross Revenue - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Other Incomes	77	-152	150.7	The variation is mainly due to: (i) renewal of the contracts with Eletronet and the assignors (Chesf, Furnas, CGT Eletrosul and Eletronorte), on February 20, 2020, when Eletropar started transferring Eletronet's values to the assignors, being entitled to compensation for the business intermediation, of 2% over the transferred amount of R$ 3.8 million in the quarter.
ROL	77	-152	150.7

PMSO - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Personnel	-938	-840	11.7	The variation is mainly due to: (i) higher expenses with PLR (Profit Sharing) in 4Q20, because there was a constitution of R$ 250 thousand and a reversal of R$ 5,000, with a net balance of R$ 245 thousand in the quarter , while in 4Q19, R$ 175 thousand was set up against a reversal of R$ 165 thousand, with a net balance of R$ 10 thousand in 4Q19; partially compensating for (ii) a reduction in the number of employees required from other companies (4 people in 4Q19 to 3 people in 4Q20) because Eletropar's internal audit was now assumed by Eletrobras (reduction of approximately R$ 120 thousand). There are no OBZ (Zero-Based Budget) targets for Eletropar.
Supplies	0	-2	-100.0	No relevant variation.
Services	-266	-285	-6.7	The variation is mainly due to: (i) lower travel expenses, given that the activities are being carried out in teleworking mode.
Other	-492	-401	22.7	The variation is mainly due to: (i) an increase in PIS and COFINS expenses due to the JCP (interest on own capital) revenue of R$ 3.4 million in 4Q20, against R$ 2.2 million in 4Q19. This revenue is the basis for calculating PIS/COFINS.
TOTAL PMSO	-1,696	-1,528	11.0

Operating Costs - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Depreciation and Amortization	-2	4	150.0	The variation is mainly due to: (i) reduction in the balance of fixed assets, especially furniture and computer devices.
TOTAL OPERATING COSTS	-2	4	150.0

Operating Provisions - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
	0	-160	-100.0	The variation is mainly due to the following reason: (i) In 4Q20, the effect of the Eletronet business no longer had an impact on Eletropar's results, since there is no longer solidarity about Eletronet's payment to the assignors. Thus, the constitution of ADA, implies the recognition of the reversal of the "payable" to the assignors (reversal of provision), the effect on Eletropar's result being null with the reversal of the entire allowance for doubtful account on Eletronet's debt adjustment, which was R$ 160 thousand in 4Q19.

Financial Result - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Financial Income	608	1,137	-46.5
Income from financial investments	607	1,136	-46.6	The variation was due to: (i) significant drop in rates that make investment funds profitable, which are directly exposed to the risk of changes in fixed and floating interest rates (SELIC/CDI), despite the amounts invested R$ 82 million in 4Q19 and R$ 90 million in 4Q20.
Other Financial Income	1	1	0.0	This item includes the discounts received and the updating of IRPJ and CSLL credits from previous years. No relevant variation in the period.
Financial Expenses	-96	-127	-24.4
Other Financial Expenses	-96	-127	-24.4	The variation is mainly due to the following reason: (i) decrease in the rate that makes the funds profitable (SELIC/CDI). Most of the financial expenses recognized by Eletropar refer to the profitability of the amounts payable to the assignors of Eletronet contract that are invested in Caixa Econômica Federal investment fund. The assignors (Chesf, Furnas, Eletronorte and CGT Eletrosul) are awaiting the conclusion of ANEEL's analysis of the transaction with Eletronet, so that Eletropar can transfer the amount of R$ 22 million to the assignors. While the process has not been completed, the amounts are invested in the Investment Fund. All profitability on these amounts is recognized in financial income and also as a financial expense, since, at the time of the transfer, any gain from the application of these amounts will be passed on to the assignors.
Financial Result	512	1,010	-49.3

Equity - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Equity	12,632	947	1,233.9	The variation is mainly due to: (i) equivalence revenue in the 4Q20 of CTEEP and EMAE were higher due to the higher profit expected by the investees. In 4Q19, CTEEP's equity was adjusted according to RBSE, which reduced the equity income by R$ 3.5 million.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	4Q20	4Q19	Variation (%)	Analysis
Current IR and CSLL	0	-1,238	-100.0	The variation was due to: (i) decrease in taxable income due to the reduction in financial income; and (ii) approval of interest on own capital payable, as part of the minimum mandatory dividends.

21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.